UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 23, 2002

Jeffrey R. Moreland
Executive Vice President Law and
Chief of Staff
2650 Lou Menk Drive
Fort Worth, Texas 76161

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 12, 2001

Dear Mr. Moreland:

This is in response to your letter dated December 12, 2001 concerning the shareholder proposal submitted to BNSF by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

BNSF

Jeffrey R. Moreland
Executive Vice President Law and Chief of Staff

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive
Fort Worth, Texas 76161-2830
Telephone: 817/352-1350
Facsimile: 817/352-7111

1934 Act/Rule 14a-8

December 12, 2001

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation - Stockholder Proposal Submitted by Bartlett Naylor

Dear Sir or Madam:

On behalf of Burlington Northern Santa Fe Corporation, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, we exclude a proposal submitted by Bartlett Naylor from our proxy materials for our 2002 annual meeting of shareholders, which we expect to file in definitive form on or about March 11, 2002.

We received a letter from Mr. Naylor on November 5, 2001, submitting a proposal for consideration at our 2002 annual meeting of shareholders. The proposal (which, together with the accompanying statement in support, is attached as Exhibit A) reads as follows:

> Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of the no-action letters referred to herein. Pursuant to

Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2002 annual meeting proxy materials.

We believe that the proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This proposal, coupled with its unrelated supporting statement, is materially false and misleading.

In the first paragraph of his supporting statement, Mr. Naylor writes that "[i]n the space of a year, our company might both redeem a pill and adopt a new one, two actions which, in fact, our management did execute recently." This statement is materially false and misleading in that (a) it suggests that our company adopted a pill, redeemed it, and adopted a new one, and (b) it implies a shareholder rights plan is still in place. The only rights plan ever enacted by our company was adopted in December 1999 in connection with our agreement to combine with Canadian National Railway Company. The adoption of the rights plan was a condition of the combination agreement between our company and Canadian National because of the ownership provisions of Canadian law, which prohibited any person from acquiring 15% or more of voting rights in Canadian National's securities. In May 2000, the Surface Transportation Board imposed a 15 month moratorium on major rail mergers while it developed new merger regulations. In July 2000, following a federal appellate court ruling upholding the moratorium, our company and Canadian National announced the termination of the proposed combination. Subsequently, in December 2000, our Board voted to redeem the shareholder rights plan. As a result, company shareholders of record on March 12, 2001 received a redemption payment of $0.01 per share on April 2, 2001. The supporting statement of Mr. Naylor's proposal states that our company redeemed a pill and adopted a new one, when in fact we adopted a shareholder rights plan and later redeemed it, and have not adopted a new rights plan. Mr. Naylor's formulation suggests that we have had multiple rights plans and that a rights plan is currently in place; in fact, we have had only one rights plan and that plan has been redeemed.

In the third paragraph of his supporting statement, Mr. Naylor writes that "federal preemption insulates [a railroad] company from certain requirements which apply to non-rail corporations, most notably, environmental law." The suggestion that railroads are exempted from environmental law requirements is patently false. The railroad is certainly required by law and regulation to protect the environment and is subject to both civil and criminal liability for failure to comply with those requirements, as is any non-rail corporation. Shareholders only need review our annual report to shareholders, our Form 10-K and other periodic filings to get a grasp of the wide array of environmental laws applicable to our company and the costs we incur to comply with those laws. Mr. Naylor goes on to say that, with respect to the refueling facility

our railroad is constructing in Hauser, Idaho, "government authorities ruled that it need not oblige any standing environmental protection requirement" resulting in our "insulation from common social requirements." These assertions are false and misleading, and are not substantiated by any facts. No governmental authority ruled that our railroad did not have to satisfy environmental protection requirements. Our railroad was issued construction permits by Kootenai County, Idaho, after demonstrating that the proposed refueling facility was environmentally safe and complied with the environmental regulations of the County, the local health district and the State of Idaho. Indeed, the environmental design of the railroad's facility was so extraordinary that it became the basis for tank construction regulations proposed by Spokane County, Washington. Opponents of the facility, one of which was the Railroad & Clearcuts Campaign with which Mr. Naylor is associated, later asked the U.S. Surface Transportation Board ("STB") to assert jurisdiction over the facility and require an environmental assessment under the National Environmental Policy Act. The STB ruled that though it has jurisdiction over certain types of railroad construction, it did not have jurisdiction to require an assessment for this type of facility. In its ruling, the STB noted the railroad's efforts to work for resolution of local concerns (including environmental concerns) and to revise its plans accordingly as it went through the permit process with the County.

The bulk of the remainder of the supporting statement is misleading in that it does not address the pill proposal at all, but rather speaks to Mr. Naylor's concern that railroad corporations are not socially or environmentally responsible. In the past, Mr. Naylor has attempted to use our proxy materials and annual meeting as a forum for his social and environmental platform by tacking these arguments to the statement supporting a proposal on an entirely different subject – a proposal nearly identical to the proposal he submitted this year. For the last two years, the proposal has been included in our proxy materials. As submitted, a substantial portion of the supporting statement of each of Mr. Naylor's proposals, including the proposal submitted this year, has been devoted to social and environmental concerns unrelated to the subject of the proposal.

Two years ago, Mr. Naylor devoted the supporting statement of his proposal to an irrelevant harangue on our railroad's proposed construction of the train refueling facility in Hauser, Idaho. Mr. Naylor argued that the refueling facility could pose an environmental threat to the area. In response to our request for a no-action letter, the Staff wrote that if Mr. Naylor did not submit a revised proposal, the Staff would not recommend enforcement action if we omitted his statements regarding the refueling facility. See Burlington Northern and Santa Fe Corporation (February 14, 2000). Mr. Naylor submitted a revised proposal, but did not attend the 2000 annual meeting of stockholders. His representative, a politician running for office in Idaho, presented his proposal. Not surprisingly, she wanted to talk about the proposed refueling facility in Hauser, Idaho, not the rights plan proposal. An article in *The Wall Street Journal* (See Exhibit B) after the meeting explained that a coalition of groups affiliated with the Railroads & Clearcuts Campaign, an environmental organization based in Spokane, Washington, had introduced "so-called management accountability resolutions" – annual election of directors and poison pill resolutions – at four companies, including ours. Mr. Naylor was identified as having assisted the environmentalists.

Last year, Mr. Naylor used the supporting statement of his rights plan proposal to discuss our railroad's handling of hazardous waste. In his supporting statement last year, Mr. Naylor wrote:

> Like Texaco, which suffered a major controversy involving racial discrimination, BNSF has exposed its shareholders to a complex net of problems. For example, BNSF is a major transporter of hazardous waste. Even as it guards against expenses, BNSF's hazardous waste movements require our company to protect diligently the environment. Shareholders are growing increasingly concerned about their interests in profiting from ownership while at the same time promoting environmental standards.

In response to our request for a no-action letter, the Staff wrote that it would not recommend enforcement action if we omitted the above language from the supporting statement from our 2001 Proxy. See Burlington Northern and Santa Fe Corporation (January 31, 2001). Mr. Naylor's representative at our 2001 meeting was a representative of the Sierra Club. As reported in the *Spokesman Review* newspaper (See Exhibit C):

> Green investors will show up at Burlington Northern and Santa Fe Railway's annual meeting in Texas today, attempting to influence corporate policy through a shareholder resolution.
>
> The railroad giant angered environmentalists with its project to build a refueling depot over the Spokane Valley/Rathdrum Prairie aquifer near Hauser, Idaho.
>
> Environmental groups say they want more accountability from corporate officials and board members. Their vehicle: a resolution making it harder for BNSF to enact a 'poison pill.'

While the article states that the poison pill issue doesn't have a direct link to the decision to build the refueling facility, it quotes Mr. Naylor as stating that the issue does speak to "management credibility."

In this year's proposal, Mr. Naylor again devotes a substantial portion of his supporting statement to his unrelated social and environmental concerns. Mr. Naylor writes:

> Shareholders may face special concerns about management insulation at a railroad because federal preemption insulates the company from certain requirements that apply to non-rail corporations, most notably, environmental law. For example, when our company proposed building a 500,000 gallon diesel fueling station above the aquifer serving greater Spokane, Washington, government authorities ruled that it need not oblige any standing environmental protection requirement.

> Such insulation from common social requirements may send our company on a collision course with the increasing number of shareholders with formal policies of social responsibility. This includes the Council of Institutional Investors, with more than $1 trillion in assets. Meanwhile, environmental groups have joined religious organizations to press such enlightened policies of social responsibility. For example, the Sierra Club, of which I am a member, recently launched an [sic] such an effort. Explained Sierra Club board member Larry Fahn, as shareholders, 'we have a chance to push them to be better environmental stewards. Long term, this will be good for their bottom line.'

These statements establish that Mr. Naylor's motivation in proffering his pill proposals is to further his social and environmental agenda. The proposal submitted by Mr. Naylor, like those he has submitted in the past, is simply a Trojan Horse designed to give Mr. Naylor a forum in our proxy materials and at our annual meeting to promote his unrelated agenda. If Mr. Naylor has a specific social or environmental concern that is the proper subject of a shareholder proposal he should submit a proposal on that topic; he should not be permitted to use his shareholder rights proposal to publicize these unrelated issues.

For purposes of Rule 14a-8(i)(3), the Staff has previously concurred with the omission of proposals where "neither shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event that the proposals were implemented." Southeast Banking Corp. (February 8, 1982). The proposal made by Naylor is misleading in that it couples a pill proposal with an unrelated supporting statement on social and environmental issues. Shareholders would be confused as to the subject matter of the proposal. Any action ultimately taken upon implementation could be quite different from the type of action envisioned by the shareholders at the time their votes were cast.

Accordingly, it is my opinion that the proposal may be excluded from our 2002 annual meeting proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 as it is materially false or misleading.

II. <u>The Proposal May be Properly Omitted Under Rule 14a-8(i)(4) as it Relates to a Personal Interest Not Shared by our Other Shareholders</u>

Mr. Naylor is listed as a contact person for the Railroads & Clearcuts Campaign, an environmental organization committed to opposing corporations associated with railroad land grants. (See Exhibit D). The internet home page for the Railroads & Clearcuts Campaign (www.landgrant.org) describes the mission of the organization:

> Railroad corporations were entrusted with millions of acres of land and instructed to build and operate the nation's transportation and communication systems. Instead, the railroads sold millions of acres to timber, mining, and real estate corporations.

> The largest of the railroad land grants was to the Northern Pacific Railroad [a predecessor company of our railroad]. . . . Many community and environmental problems stem from corporate abuse of the Northern Pacific railroad land grants.
>
> . . . [M]illions of acres more are still being clearcut and stripmined. Workers and communities are being poisoned with toxic waste. Corporations are squandering our taxes, writing our public laws, and controlling our local and national governments. (See Exhibit E).

The intent of the Railroads & Clearcuts Campaign is "to hold government and corporations accountable, and to reclaim this land to the public domain." Its environmental agenda targets several corporations it perceives as having benefited unfairly from public land grants. The Campaign publishes a list of such companies; our company and five of our predecessor and former subsidiary companies are among the twelve on the list. (See Exhibit F).

The submission of shareholder proposals is apparently an integral part of the mission of the Railroads & Clearcuts Campaign. The Railroads & Clearcuts website has a page devoted to recent shareholder proposals at corporations with significant land grant based assets. It lists certain proposals made to Weyerhaeuser, Boise Cascade, Potlatch, Burlington Resources (a former subsidiary of our predecessor company) and our company. Included on the list is Mr. Naylor's 2000 "poison pill" proposal to our company.

The enmity of Mr. Naylor and the Railroads & Clearcuts Campaign toward our company arises in connection with our predecessor companies having been the beneficiaries of federal railroad land grants. Because Mr. Naylor and the Railroads & Clearcuts Campaign view the federal railroad land grants as "illegal," they have embarked on a mission to harass the recipients of such land grants. Though the concerns of Mr. Naylor and the Railroads & Clearcuts Campaign are focused on the national railroad land grants and ancillary environmental issues, Mr. Naylor continues to submit corporate governance proposals to our company. The reason for this may be found on the Railroads & Clearcuts website, which publishes an article by Mr. Naylor containing advice on how to submit successful shareholder proposals. In the article, Mr. Naylor counsels environmental activists to propose corporate governance proposals. Mr. Naylor writes, "Why should an environmental activist propose a resolution regarding corporate governance? Because federal law guarantees investors the right of governance of the publicly held corporation." In a section devoted to successful "poison pill" proposals, Mr. Naylor writes, "Environmental resolutions typically receive low votes. Wall Street figures many of them won't benefit profits. Corporate governance resolutions often receive high votes." (See Exhibit G).

Mr. Naylor's agenda is clear from his publication: his proposal has not been submitted to change our corporate governance policies, it has been submitted because Mr. Naylor hopes it will "receive high votes" and somehow further his environmental crusade. Because his cause is not shared by shareholders generally (he admits that it will "typically receive low votes"), he has adopted the ploy of tacking his arguments onto an entirely irrelevant pill proposal because he knows that they are difficult to exclude and more popular with institutional shareholders. There is no reason for Mr. Naylor to submit a proposal based upon its propensity to receive high votes

rather than a proposal on the subject in which he is actually interested other than as a tactic to attack our company. Mr. Naylor again seeks to use our proxy materials to oppose our company for constructing a train refueling facility and because he objects to our predecessor railroads having been recipients of federal railroad land grants in the 1800s.

A majority of shareholders voted in favor of Mr. Naylor's rights plan proposal at our 2001 annual meeting. The proposal did not call for our Board to take any action at that time, but only urged that it solicit shareholder approval for any rights plan that might be adopted. No such rights plan has since been adopted. Yet Mr. Naylor has again sought to include in our 2002 meeting proxy materials an almost identical shareholder proposal. His persistence suggests that his motive is advancement of his environmental agenda using whatever vehicle will pass muster with the Staff and garner the most votes.

Rule 14a-8(i)(4) under the Exchange Act states that a shareholder proposal may be excluded from proxy materials if the statement "relates to the redress of a personal claim or grievance against the company . . . or if it is designed to result in a benefit to [the proponent] or to further a personal interest, which is not shared with the other shareholders at large . . . ." According to the Commission, the purpose of this rule is to ensure "that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Release No. 34-20091 (August 16, 1983). In this connection, the Commission has also stated that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Release No. 34-19135 (October 14, 1982). This is the case even if the subject matter of the proposal does not relate specifically to the personal grievance. See AmVestors Financial Corporation (March 31, 1992).

Because Mr. Naylor's proposal has been submitted to aggravate and embarrass our company in furtherance of a special interest of Mr. Naylor's not generally held by our shareholders and unrelated to the subject of the actual proposal, it is my opinion that his proposal may be properly omitted from our 2002 annual meeting proxy materials pursuant to Rule 14a-8(i)(4) as it is designed to further a special interest not shared by our other shareholders at large.

III. <u>In the Event that the Proposal Submitted by Emil Rossi is Included in our 2002 Proxy Materials, the Proposal Submitted by Bartlett Naylor may be Properly Omitted Under Rule 14a-8(i)(11) as it is Duplicative</u>

On October 25, 2001, eleven days before we received Mr. Naylor's proposal, we received the following shareholder proposal from Emil Rossi (which, together with its accompanying statement in support, is attached as Exhibit H):

> Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

In a separate letter to the Commission, we have requested that the Staff provide us with a no-action letter regarding our intent to omit Mr. Rossi's proposal from our proxy materials. In the event that the Staff does not concur in our position and Mr. Rossi's proposal is included in our 2002 annual meeting proxy materials, we believe that Mr. Naylor's proposal may be omitted as substantially duplicative under Rule 14a-8(i)(11).

Rule 14a-8(i)(11) allows a shareholder proposal to be omitted if it substantially duplicates another proposal previously submitted to a company by another proponent that will be included in such company's proxy materials for the same meeting. The proposal of Mr. Rossi and the proposal of Mr. Naylor each request that the Board of Directors obtain shareholder approval of shareholder rights plans. The proposals differ only in that the proposal submitted by Mr. Rossi requests shareholder approval for previously issued shareholder rights plans, while the proposal submitted by Mr. Naylor requests shareholder approval for any shareholder rights plan that might be adopted.

The Staff has taken the position that proposals do not need to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. For example, in EMCOR Group, Inc. (May 16, 2000) the Staff found that the company could omit the second of two proposals where the first requested that the board of directors redeem the rights plan currently in place and refrain from adopting a shareholder rights plan without the prior approval of the stockholders, and the second sought to amend the by-laws of the company with a provision that would prevent the board from entering into a rights agreement and redeeming any outstanding rights plan. In USG Corp. (April 7, 2000) the Staff permitted the second of two proposals to be omitted under Rule 14a-8(i)(11) where the first proposal requested that the company redeem or cancel its existing shareholder rights agreement and would prohibit any new shareholder rights agreement from becoming effective without shareholder approval and the second proposal requested that the company redeem its shareholder rights agreement and not implement a new shareholder rights agreement. See also Tri-Continental Corporation (March 2, 1998), Freeport-McMoran Copper & Gold Inc. (February 22, 1999) and Polaroid Corporation (March 12, 1990).

Because the proposal submitted by Mr. Naylor is substantially duplicative of the proposal submitted by Mr. Rossi, I am of the opinion that if Mr. Rossi's proposal is included in our 2002 annual meeting proxy materials, we may properly omit Mr. Naylor's proposal pursuant to Rule 14a-8(i)(11) as it is duplicative.

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 annual meeting proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions or has formulated a response to my request, please contact Jeffrey T. Williams at (817) 352-3466 or by facsimile at (817) 352-2397.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Jeffrey R. Moreland/JTW

Jeffrey R. Moreland
Executive Vice President Law
and Chief of Staff

Enclosures
cc: Bartlett Naylor

cc - Jeff Williams

REC'D CORP SECRETARY
NOV 0 5 2001
FORT WORTH

October 31, 2001

Marsha Morgan, Corporate Secretary
BNSF
2650 Lou Menk Drive
Fort Worth, Tx 76131-2830

Dear Secretary,

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

Your consideration is appreciated.

Sincerely,

Bartlett Naylor

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of the shares voted, then any rights plan be redeemed.

Supporting Statement

Shareholder rights plans, sometimes called "poison pills," may be adopted by boards at any time. In the space of a year, our company might both redeem a pill and adopt a new one, two actions which, in fact, our management did execute recently. Such board action presumes a knowledge of what is best for shareholders. Yet I believe shareholders frequently oppose "pills" when they are asked in a vote.

This resolution merely urges the board to secure shareholder approval if and when a pill is put in place by the board. Companies such as Texaco and Compaq have instituted the policy imbedded in this resolution and understandably highlight it as a sign of shareholder accountability. Last year, management argued that "The Board believes it is important that it retain the flexibility to adopt a rights plan without having to conduct a shareholder vote in order to maintain the plan." A majority of shareholders rejected this argument when they voted to support the above resolution.

Broadly, the poison pill and a board's actions to establish them without shareholder vote have come to signify management insulation. Shareholders may face special concerns about management insulation at a railroad because federal preemption insulates the company from certain requirements that apply to non-rail corporations, most notably, environmental law. For example, when our company proposed building a 500,000 gallon diesel fueling station above the aquifer serving greater Spokane, Washington, government authorities ruled that it need not oblige any standing environmental protection requirement.

Such insulation from common social requirements may send our company on a collision course with the increasing number of shareholders with formal policies of social responsibility. This includes the Council of Institutional Investors, with more than $1 trillion in assets. Meanwhile, environmental groups have joined religious organizations to press such enlightened policies of social responsibility. For example, the Sierra Club, of which I am a member, recently launched an such an effort. Explained Sierra Club board member Larry Fahn, as shareholders, "we have a chance to push them to be better environmental stewards. Long term, this will be good for their bottom line."

By supporting this resolution, shareholders can signal that it will hold the board to the highest standards of accountability.

Exhibit B

BNSF

Article 1 Return to Headlines

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THE WALL STREET JOURNAL.
Economy

Shareholder Resolutions Are Helping Environmental Groups Win Battles
By Jim Carlton

04/24/2000
The Wall Street Journal

Environmental groups are taking a new tack in their battles against corporate America: introducing shareholder resolutions that in some cases are actually winning.

Last week, a coalition of the groups won two so-called management-accountability resolutions at timber concerns Weyerhaeuser Co. and Boise Cascade Corp. and are contesting a third contest they narrowly lost at **Burlington Northern Santa Fe** Corp. On May 18, a similar resolution from environmentalists is to be considered by shareholders of Potlatch Corp. at the timber firm's annual meeting in Little Rock, Ark.

The resolutions were all introduced by groups affiliated with the Railroads and Clearcuts Campaign, an environmental organization based in Spokane, Wash., that has been chiefly focused on issues relating to the companies' activities in the Pacific Northwest. Although nonbinding on the boards, the activists said these resolutions give them an opportunity to press their case for stronger environmental standards directly to investors.

"This is an effort to find the common interest between Wall Street and environmental shareholders," said Bart Naylor, a shareholder-rights activist from Washington, D.C., who assisted the environmentalists in the campaign.

Shareholder activism has long been in use by organized labor and has begun to be embraced by the environmental movement. However, most green-sponsored resolutions have fallen to defeat, as happened a few weeks ago when BP Amoco PLC shareholders soundly defeated a Greenpeace initiative that called for the Londonbased petroleum giant to cease its oil development in the Alaskan Arctic.

In the Northwest, environmentalists had twice introduced resolutions calling for Weyerhaeuser to have directors elected annually rather than on staggered, threeyear terms. But they had been defeated. At the company's annual meeting last Tuesday, Janine Blaeloch, director of the Western Land Exchange Project group in Seattle, again asked shareholders to adopt the change in board elections.

This time, shareholders in the meeting at the company's headquarters in Federal Way, Wash., adopted the resolution by 109 million votes to 79 million dissenting votes. Management had opposed the measure, partly on grounds it would disrupt board continuity and stability. Boise Cascade and Potlatch executives have stated similar grounds for their opposing similar resolutions.

Weyerhaeuser officials declined to comment except to say their board was taking the resolution under advisement.

On Wednesday, another proxy shareholder spoke in favor of a resolution asking that Burlington Northern's board first consult shareholders before adopting any poison-pill provision making it more difficult for an acquisition. Management opposed the measure, in part because it could complicate the railroad company's announced plan to merge with the Canadian National Railway Co. to form a new entity called North American Railways Inc.

At the shareholders meeting in Fort Worth, Texas, the proxy, a woman representing an Idaho water-protection group, also spoke out against the company's planned fuel depot in the northern part of that state. "She was using this as a platform," said Richard Russack, a Burlington Northern spokesman. The environmentalists are contesting the vote of 192 million to 143 million shares that defeated their proposal.

At Boise Cascade, meanwhile, environmentalists on Thursday also argued for annual elections of directors. The measure passed by a nearly two-thirds margin, and officials of the Boise, Idaho, firm said their board would consider adopting it.

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SPOKESMAN REVIEW: A10 4/18/01

Exhibit C

BNSF to face green backlash

Environmentalists to try to increase accountability

By Becky Kramer
Staff writer

Green investors will show up at Burlington Northern and Santa Fe Railway's annual meeting in Texas today, attempting to influence corporate policy through a shareholder resolution.

The railroad giant angered environmentalists with its project to build a refuelling depot over the Spokane Valley/Rathdrum Prairie aquifer near Hauser, Idaho.

Environmental groups say they want more accountability from corporate officials and board members. Their vehicle: a resolution making it harder for BNSF to enact a "poison pill."

"Poison pills" trigger events that make companies less attractive to hostile takeovers. For instance, company officials could issue preferred stock, which would raise the cost of a takeover.

But poison pills also insulate companies from shareholders' influence by protecting the status quo, said Bart Naylor, a consultant to the Spokane-based Lands Council.

This is the second year the Lands Council and other environmental groups have tried to pass the resolution. Last year, BNSF shareholders defeated it.

The resolution, which is advisory only, asks BNSF to put any "poison pill" provisions before the vote of the shareholders.

The issue doesn't have a direct link to BNSF's decision to build a refueling depot over the aquifer, which serves as a drinking water source for 400,000 people in Spokane and Kootenai counties. However, "it speaks to management's credibility," Naylor said.

The Lands Council and other environmental groups involved in the effort hope to catch the attention of institutional investors, who own most of the shares in large companies.

"This is an effort to find common ground between people who champion the environment and people who live and work on Wall Street," Naylor said. "A green America and a profitable America don't have to be separate worlds."

BNSF officials maintain that the design of the fueling depot will

Continued: Green/A13

Green: Weyerhaeuser rejects proposal to hold annual elections

Continued from A10

protect the aquifer from fuel spills. The company is urging shareholders to defeat the resolution.

"A requirement that we seek shareholder approval ... could seriously weaken the board's negotiating position in a hostile situation and leave it less able to protect shareholder interests," BNSF said in its proxy statement.

On Tuesday, Weyerhaeuser shareholders defeated another resolution backed by the Lands Council. The advisory measure required the timber company's 12-member board of directors to stand for election every year.

While Naylor said annual elections would make the board more accountable, Weyerhaeuser officials said they feared loss of continuity and creation of a "single issue" board, said Bruce Amundson, company spokesman in Federal Way, Wash.

The measure died on a vote of 91 million shares to 71 million shares.

Weyerhaeuser's board considered the merits of the resolution after it passed by a 60 percent margin last year, Amundson said.

But with the staggered, three-year terms currently in place, the majority of the board can already be replaced in two years, Amundson said.

■ Staff writer Becky Kramer can be reached at (208) 765-7122, or at beckyk@spokesman.com

SPOKESMAN REVIEW A8 4/19/01

BNSF OKs 'poison pill' proposal

From staff reports

Shareholders of Burlington Northern and Santa Fe Railway Co. passed a resolution at the company's annual meeting Wednesday that was sponsored by environmentalists.

The resolution, which passed by a 60 percent margin, is advisory only. It asks BNSF to seek shareholder approval before enacting "poison pills."

"Poison pills" trigger events that make companies less attractive to hostile takeovers. For instance, company officials could issue preferred stock to raise the cost of an acquisition.

But poison pills also tend to protect the status quo at companies, by insulating management from change, environmentalists say.

If BNSF's board doesn't act on the resolution, "they do so at their own peril," said Dr. John Osborn of the Lands Council. "It raises interesting questions about the accountability of the system, which is exactly what we were trying to get at."

The Spokane-based Lands Council was part of a coalition of groups that supported the resolution. The council hoped to call attention to BNSF's construction of a refueling depot over the Spokane Valley/Rathdrum Prairie Aquifer near Hauser.

The board, which had urged defeat of the proposal, did not have an immediate comment.

Railroads & Clearcuts

How to Get Involved

Contact one or more of the groups listed below to learn more, or to share your experience with the checkerboards, the land grants, or the land grant corporations.

~~**Help us with outreach and organizing.**~~

Organize a slide show and discussion in your community.

Click here to see a list of educational materials.

Campaign coordinator

John Osborn
c/o The Lands Council http://www.landscouncil.org/
517 S. Division, Spokane WA 99202
e-mail

Corporate issues

George Draffan
Public Information Network
PO Box 95316, Seattle WA 98145-2316
e-mail

Checkerboard land exchanges

Janine Blaeloch
Western Land Exchange Project http://www.westlx.org
PO Box 95545, Seattle WA 98145-2545
e-mail

Log export issues

Steve Thompson e-mail
PO Box 4471, Whitefish, MT 59937

Mark Lawler e-mail
Sierra Club Checkerboard project http://www.sierraclub.org/chapters/wa/checkerboard/index.html

---

Legal issues

Rachael Paschal
Center for Environmental Law & Policy
1165 Eastlake # 400, Seattle WA 98109
e-mail

Federal legislation

Jim Jontz
American Lands Alliance http://www.americanlands.org/
1025 Vermont Ave W # 300, Washington DC 20005
e-mail

Checkerboard forest damage

David Atcheson
Pacific Crest Biodiversity Project http://home.sprynet.com/sprynet/pcbp/
4649 Sunnyside Ave N # 321, Seattle WA 98103
e-mail

Railroads, workers, and corporate shareholder activists

Bart Naylor

In the 1980s, Bart Naylor Chief Investigative Officer for Senator Proxmire's Banking Committee; in the 1990s, he was the director of the Corporate Affairs Department of the Teamsters Union. He is now a consultant for shareholder activists. You can contact him by e-mail

Click here to see his *Change Corporate America For 33 Cents: A Self-Help Guide to Shareholder Activism*

Return to Railroads & Clearcuts home page

Return to PIN website

Exhibit E

Railroads & Clearcuts

holding corporations and governments accountable
restoring the public domain

Millions of acres of public land intended for homesteaders was instead given to timber, mining, and real estate corporations. The failure of the railroad land grant policy is the cause of many of today's economic, political, and environmental problems, including deforestation, toxic waste, and taxpayer subsidies. The Railroads & Clearcuts Campaign intends to hold government and corporations accountable, and to reclaim this land to the public domain.

During the nineteenth century, three quarters of the continental United States was sold or granted to homesteaders, war veterans, local governments, and corporations. Between 1850 and 1870, ten percent of the lower 48 states was set aside to help finance and operate the transcontinental railroad and telegraph systems. Railroad corporations were entrusted with millions of acres of land and instructed to build and operate the nation's transportation and communications systems. Instead, the railroads sold millions of acres to timber, mining, and real estate corporations.

The largest of the railroad land grants was to the Northern Pacific Railroad: 40 million acres in a 100-mile wide band running 2,000 miles from the Great Lakes to Puget Sound. A century later, much of this land is controlled by Weyerhaeuser, Plum Creek, and other timber and mining corporations. Many community and environmental problems stem from corporate abuse of the Northern Pacific railroad land grants.

Since the original land grant laws were written, a third of the land has been reclaimed by the U.S. government because of grantees' failures to fulfill public policies. But millions of acres more are still being clearcut and stripmined. Workers and communities are being poisoned with toxic waste. Corporations are squandering our taxes, writing our public laws, and controlling our local and national governments.

The Railroads & Clearcuts Campaign continues the work to

- Recover land held illegally by large corporations in violation of the grants' requirements.
- Protect innocent purchasers of grant lands.
- Ensure processing of timber in local communities, instead of exporting resources and jobs.
- Build alliances with communities harmed by the land grants.

- Challenge inapropriate exchanges of public and corporate lands.
- Join with other national and international corporate reform efforts.
- Assist citizens to challenge illegal uses of grant lands.

Please join, endorse, and support the Railroads & Clearcuts Campaign.

How to Get Involved

This website is maintained by George Draffan

Exhibit F

Railroads & Clearcuts

The Corporations

there are thumbnail descriptions on this page, or more detailed profiles by clicking here
Boise Cascade
Plum Creek Timber
Sierra Pacific Industries
Weyerhaeuser

Millions of acres of the 19th-century railroad land grants were not sold to settlers as the U.S. Congress intended. More than a century later, this land is controlled by dozens of corporations -- and some of the largest holdings of coal, oil and gas, gold, and real estate in the country are based on these illegal transfers of public land grants. Click here to see a history of the railroad land grants.

What follows is a preliminary list showing the scope and diversity of the unintended empires which have been carved from the railroad land grants. More entries will be added, and links to more detailed corporate profiles are coming.

Boise Cascade. Boise Cascade has its origins in the Weyerhaeuser empire. Click here for a detailed profile of Boise Cascade, and click here for a description of Boise Cascade's mill closures and overseas ventures.

Burlington Northern Railroad was created in 1970 from the merger of the Northern Pacific, the Great Northern, and the Chicago Burlington & Quincy Railroads. In 1904, the U.S. Supreme Court had outlawed this merger of J.P. Morgan and Jim Hill, in a famous anti-trust case called Northern Securities. The BN still controlled millions of acres of 19th century land grants, chock full of coal, oil, and timber. When J.P. Morgan's mortgage bonds were paid off in 1988, the land was spun off as Burlington Resources. Burlington Northern acquired Santa Fe Railroad in 1996. Headquartered in Ft. Worth, Texas.

Burlington Resources was the 1988 spin-off of land grant resources from the Burlington Northern Railroad. The railroad transferred 1.8 million acres of timber, oil, natural gas, and coal in Minnesota, North Dakota, Montana, Wyoming, Idaho, Washington, and Oregon to BR. BR's subsidiaries and spin-offs have included Glacier Park Real Estate, Meridian Minerals, Meridian Oil, El Paso Natural Gas, and Plum Creek Timber, Burlington Environmental, Chempro, ECOS, New Mexico & Arizona Land Company, and Southland Royalty. As the railroad CEO Gerald Grinstein told *Forbes* magazine after the spin-off, "the standing joke was that they [Burlington Resources] got the gold and we [the railroad] got the shaft." Hundreds of thousands of acres of prime industrial and commercial real estate were to Trillium and other corporations. A joint venture to develop Meridian Mineral's Bull Mountains coal reserves in Montana was set up between Arch Mineral (Ashland Oil and Hunt Industries), Sumitomo, Mitsui and Meridian. More coal in Montana, North Dakota, and Washington was sold to Great Northern Properties LP, including reserves committed to Western Energy's Rosebud mine and Peabody's Big Sky mine. Burlington Resources now consists primarily of Meridian Oil, which is one of the largest independent owners of oil and gas in the country. Headquartered in Seattle.

Catellus is a real estate spin-off of the combined land grants of the Atchison Topeka & Santa Fe Railroad and the Southern Pacific Railroad. Click here for a detailed profile of Catellus. The Catellus saga is a fine example of the convoluted deals that have emerged from the 19th-century railroad land grant subsidy. Here is a simplified version. The 1983 merger of the Santa Fe and the Southern Pacific was broken by the U.S. government in 1987, but lots of real estate had been rearranged by then. In 1989, Santa Fe sold 20 percent of its Santa Fe Realty to a partnership made up of JMB Realty and the California Public Employees Retirement System. In 1990, as Catellus was spun off to Santa Fe shareholders, it owned two million acres of land in 13 states. The Reichmann family's Canadian and U.S. real estate and natural resource conglomerate Olympia & York, which owned 20 percent of Santa Fe, went bankrupt. Some of the Catellus land was sold. By the end of 1996, the largest single shareholder was the California Public Employees' Retirement System (CALPERS), with 42 percent of the common stock. The Catellus portfolio included 837,000 acres of land, 16 million square feet of income-producing office properties, 5,300 acres of land leases, and interests in various joint ventures, mostly located in California (Anaheim, City of Industry, Emeryville and Oakland East Baybridge Center, Fremont, La Mirada, Ontario, Rancho Cucamonga, Richmond, San Francisco Mission Bay, San Jose South Bay Center, and Santa Fe Springs), with the balance concentrated in Oklahoma, Dallas, Phoenix, and Chicago. Catellus is one of the many land grant-based corporations which continues to benefit from public subsidy -- in this case by arranging a deal to sell 430,000 acres of its 790,000 acres of desert land *back* to the federal government (for $36 million) and the Wildlands Conservancy (for $16 million). The deal would include 86,000 acres within the Mojave National Preserve and 40,000 acres within Joshua Tree National Park. The Conservancy had already paid Catellus $3.2 million for 25,000 acres in Joshua Tree, and in 1998, with Catellus threatening to sell land it owned inside the Mojave Preserve, the next deal was pursued. As Conservancy head David Myers boasted (no doubt with Catellus approval) to the *LA Times* (Dec. 2, 1998), "we're going to get the government support we need. We're good at this." In January 2000, 225,000 acres of the deal were transferred to the U.S. BLM. Catellus is headquartered in San Francisco.

In May 2000, it was announced that Catellus would receive another $20 million for another 180,605 acres in the Mojave Desert. About $15 million was from private donations from the Wildlands Conservancy and $5 million were federal funds. The acquisition completes the largest purchase of private land in California history and the largest acquisition from one seller by the BLM. Vice President Al Gore said, "These stunning California desert lands are being preserved for future generations through a true public-private team effort that could serve as a model in other areas." Altogether, the Wildlands Conservancy and federal government have spent $45 million to acquire 405,000 acres from Catellus Development. U.S. Representative Jerry Lewis (R-CA), whose district includes much of the land, has sought to tie the purchase to expansion of the Ft. Irwin Army base, a move environmentalists say could damage desert tortoise habitat (*Greenwire*, May 19, 2000, citing AP/San Jose Mercury News, May 19, White House release, May 18, and Richard Simon, *Los Angeles Times*, May 19).

Glacier Park Real Estate. In 1910, Glacier National Park was created with the assistance of the Great Northern Railroad's head James J. Hill. The railroad's Glacier Park subsidiary built the park's hotels and ran the park concession until 1961. As part of the Great Northern Railroad, Glacier Park was merged into Burlington Northern Railroad, and then spun off as part of Burlington Resources in 1988. At that time, Glacier Park Real Estate controlled 925,000 acres in 23 states, Alberta, and British Columbia, much of it agricultural land leased for grazing and crops, but also prime commercial and industrial real estate along more than 20,000 of miles of Burlington Northern Railroad tracks. Much of this real estate was sold in the early 1990s, to developers such as Trillium Corporation

Plum Creek Timber is a quaint name for the Northern Pacific Railroad timberlands which weren't sold to Weyerhaeuser. They were spun off from Burlington Northern Railroad as part of Burlington Resources, and then spun off again as an independent corporation in 1989. As a limited partnership type of corporation which derives more than 90 percent of its revenues from natural resource extraction, Plum Creek pays no corporate income tax. The plan to convert to a Real Estate Investment Trust (REIT) to attract more capital would not change the tax-free status. Since 1989, Plum Creek has been busily liquidating its old growth forest holdings in Montana (1,600,000 acres), Idaho (100,000 acres, sold in 1993), and Washington State (300,000 acres). Plum Creek has taken its ill-gotten profits and acquired land in Louisiana and Texas (538,000 acres) and Maine (900,000 acres). Headquartered in Seattle. Click here for more information on Plum Creek.

Potlatch. See Weyerhaeuser.

Santa Fe Railroad The Atchison, Topeka & Santa Fe Railway's 2,929,348 acre public land grant was parlayed into a 14,000,000 acre holding by the 1970s. The empire included 1.3 million acres desert in Nevada and Utah, managed by subsidiary Catellus (by the time Catellus was spun off in the early 1990s, Catellus had more than two million acres in 13 states). Santa Fe owned or controlled another 7,600,000 acres in Arizona, California, Colorado, Kansas, New Mexico, Oklahoma, and Utah. There were the Lone Tree and Rabbit Creek gold mines near Winnemucca Nevada, stone quarries in five states, 700 million tons of gold, and 250 million barrels of oil and natural gas. And mineral concessions in Paraguay. Santa Fe Energy Resources was spun off in 1990. Santa Fe Pacific Pipeline Partners runs 3,300 miles of pipeline and 14 truck terminals serving the Southwestern U.S. Santa Fe's 1983 merger with Southern Pacific was broken by the U.S. ICC in 1987, but in 1995, the merger of Burlington Northern and Santa Fe Pacific Railroads was approved.

Sierra Pacific Industries is a the largest privately-held timberland owner in the country, with more than a million acres of timberland in California. About half of this was purchased from the Santa Fe Southern Pacific Railroad in 1987. SPI's Emmerson family has used its wealth and power to set itself up as the main beneficiary of the 1998 Quincy Library legislation, which will increase timber cutting in the Lassen, Plumas, and Tahoe National Forests. As the largest contractor on the national forests in California, SPI is also one of the largest beneficiaries of the U.S. Forest Service's road construction subsidies. Headquartered in Anderson, California. Click here for a profile of Sierra Pacific Industries.

Southern Pacific Railroad coming soon

Union Pacific Railroad coming soon

Weyerhaeuser (Frederick) was railroad empire builder Jim Hill's next door neighbor in St. Paul. They served on each other boards, and cut many a legal and illegal deal. Weyerhaeuser began his career by deforesting the upper Mississippi River pine forests of Wisconsin and Minnesota, buying up or destroying its competitors along the way (we've traced more than 200 subsidiary corporations, many of them abandoned after the trees are cut). Weyerhaeuser timber holdings are based on huge purchases from Hill's Northern Pacific Railroad land grant, including 300,000 acres in Wisconsin and Minnesota, 1,500,000 acres in Washington, and 500,000 acres in Oregon (cut and then sold in the 1990s). In the early 1900s, Weyerhaeuser incorporated Boise (Payette) Cascade to take Northern Pacific grant lands in

central Idaho, and created Potlatch to exploit the pines in northern Idaho and Minnesota. Weyerhaeuser has used its profits to diversify into Asia (2,000,000 acres clearcut in the Philippines and Indonesia), Australia, New Zealand, Uruguay, and elsewhere. Headquartered in Federal Way, Washington. Click here for more information on Weyerhaeuser.

Exhibit G

Transitions

Volume 14, Number 1, 2000

Contents

Journal of The Lands Council

Working for Sustainable Forests and Diversified Economies in the Pacific Northwest

Change Corporate America For 33 Cents



"Your shareholder resolution can win and lead to reforms.

- **Your shareholder resolution must be considered and voted on by America's largest shareholders.**
- **You will be invite to a public meeting with the chair and board of the company to make your case.**
- **All this for a cost to you of as little as the 33-cent stamp to mail in your resolution. What's not to like?"**

A self-help guide to

shareholder activism	
Bart Naylor	• Senate Banking Committee - Chief Investigative Officer, 1980s • Teamsters Union - Director, Corporate Affairs Department, 1990s

Contents

Introducing Bart Naylor

By John Osborn, M.D.

Citizens are not used to taking their concerns into the corporate arena. The halls of state Legislatures and of Congress are well-worn with people working to protect special places, clean water, and clean air. Activists are comfortable lobbying their governments, but seldom step into the corporate arena. This self-help guide you are holding in your hands blazes a trail for you into the corporate wilderness of shareholders resolutions.

We live in a corporate era of "one share, one vote."

Corporations are central to American society and increasingly drive the globalization of the economy. Where once government created and perhaps controlled corporations to promote the public interest, now corporations increasingly control governments. Rather than a democratic system of "one person, one vote," we live in a corporate era of "one share, one vote."

Corporations are a tool, a construct set up for the purpose of making money. The corporate tool, used unwisely does great damage to community and the environment. The owners of corporations are shareholders. As owners, they are ultimately responsible for their corporation as well as their investments.

Shareholders are ultimately responsible for their corporation as well as their investments.

One way for shareholders to protect their investments in corporations is to use "shareholder resolutions" permitted under the 1934 Securities Exchange Act. This self-help guide speaks to the process set forth in federal law. The author of this self-help guide is Bart Naylor.

Bart was the chief investigative officer for the Senate Banking Committee under Sen. William Proxmire (of the "Golden Fleece Award" fame). Bart worked in the Senate during the 1980s, personally investigated the Keating S&L (savings and loan) disaster, and drafted the senate report on corporate takeover reform. He worked to minimize the public exposure to the S&L bailout that is still costing the public with a tab thus far at close to a trillion dollars.

After leaving the Senate, Bart worked for the Teamsters Union, just a stroll down the hill from the Capitol buildings. At the Teamsters, Bart ran the Corporate Affairs Department. Union members have invested billions of dollars in pension funds and the Teamsters have an active interest in corporations and union investments.

This self-help guide blazes a trail for you into the corporate wilderness of shareholders resolutions.

I have known Bart long before his work in the U.S. Senate and with the Teamsters. We

grew up together in Boise: playing on the same Optimist football team, joining the same Boy Scout troop at our Church, competing against each other as ski racers, and attending classes together at North Junior High and then Boise High School.

In 1996 Bart, a shareholder with Weyerhaeuser Corporation, submitted a resolution designed to improve accountability of the nine directors to the shareholders. This particular resolution would "declassify" the board: instead of a "class" of three board members standing for election every three years (thus staggering the elections), all board members would stand for election every year.

Bart was gracious enough to allow me to represent him at the annual shareholders meeting and speak in support of his resolution. As the Seattle *Post-Intelligencer* recounted April 17, 1996:

". . . John Osborn, a Spokane doctor and author, gave a lengthy statement in support of the resolution, in which he accused Weyerhaeuser of overcutting its timberlands and ignoring its obligations to employees, communities and the environment. Annual election of directors would increase board accountability, he said.

"Osborn's presentation reached back to the 19th-century land grants made to the Northern Pacific Railroad that formed the basis of several timber companies, including Weyerhaeuser, and he suggested that Weyerhaeuser might have some lingering legal liability for failing to live up to the obligations created by those land grants. He also presented autographed copies of his book to the board.

"After Osborn's remarks, company Chairman George Weyerhaeuser answered, 'Thank you, Dr. Osborn, for that very interesting mixture of fact and fantasy.'

"Management's disdain notwithstanding, Osborn's proposal received a much stronger vote than is typical of such resolutions, getting 43 percent of the shares voted. . . ."

Some of us who buy shares and become part owners of corporations have an interest in seeing that our investments are protected and used wisely, not just for quarterly profit-making but for the long view. As pointed out in *Investing with Your Values* (Brill, Brill, & Feigenbaum; Bloomberg Press 1999), "Business can make a profit *and* be an ally of social change and environmental progress . The role of shareholder activists is to encourage companies to work toward this double bottom line."

We hope you use this self-help guide to help *you* invest with your values.

CHANGE CORPORATE AMERICA

FOR 33 CENTS

A self-help guide to *shareholder activism*

By Bart Naylor

Shareholder resolutions are an important tool for citizens who are corporate owners to reform corporate practices. Some resolutions have stripped CEOs of their of their simultaneous position as board chair; others have led to divestiture from South Africa; some have even caused companies to adopt important environmental standards. You can photocopy such resolutions and for 33 cents, your work is done.

1. Why you should file shareholder resolutions

Confronting corporations

In the two thousand years marked by the millennium, the corporation figures as a relatively new enterprise model. They didn't exist in the modern form until the mid-19th century, and didn't become the conspicuous actors they are today until well into the 20th century. The development of the corporation drew skepticism from those who claimed an ethical stand: Williams Jennings Bryan and Woodrow Wilson, for example, worried at the "rights" enjoyed by

an entity with "limited liability," which is the legal distinction of the corporation. In this

century, many have organized to address perceived corporate mistakes, from lawmakers to religious figures, consumer activists and trade unionists. Each of these groups has ventured into a field from which the environmental activist might be able to benefit: shareholder initiatives.



Bart Naylor and Sen. William Proxmire, former chair of the Senate Banking Committee. Naylor, as chief investigative officer, personally investigated the Keating S&L (Savings and Loan) disaster, and drafted the Senate Report on corporate takeover reform.

The environmental movement may wish to pay special attention to what the labor movement has learned about shareholder resolutions.

For example, after Ralph Nader's pathbreaking critique of General Motors in *Unsafe At Any Speed* failed to accomplish meaningful reform, he and others realized that shareholders and their elected board representatives constituted the more powerful avenue for change. Theirs efforts led to new board members and change in policy.

Since then, many organizations have

formed for the specific purpose of watch-dogging corporate activity. In the early 1970s, religious leaders formed the Interfaith Center on Corporate Responsibility that today submits more shareholder proposals than any other group.

In the 1980s, several public pension funds joined to form the Council of Institutional Investors. The public funds of the states of Wisconsin, New York and California have become so powerful that the private jets of $50-million-a-year CEOs make regular stops in these state capitals to meet with $50,000-a-year-public employees who run the pension -- and the CEO is polite.

Adventures with the Teamsters

The environmental movement may wish to pay special attention to what the labor movement has learned about shareholder resolutions. The labor movement now stands as one of the most vocal in shareholder activism. Through the 1990s, the Teamsters Union, with $65 billion+ in pension fund assets, filed dozens of shareholder proposals each year at major corporations. Some corporations considered the Teamsters unqualified to advance corporate reform, arguing that the core purpose of any labor union is to improve wages and benefits for an increasing workforce. But the Teamsters successfully responded that labor-based funds might be more qualified than the average shareholder to advance such initiatives.

I participated in dozens of "training" sessions with truck drivers, flight attendants, and food processors that

owned stock in their companies.

While many shareholders may own a company's stock for a few years, a few hours even, the Teamster who owns stock in the company where he or she works probably holds it for decades. While the average shareholder may only know what they read in company statements and newspaper clippings, if that, the employee owner might read voraciously. While the average shareholder may not be able to name the location of the corporate headquarters, the employee owner, of course, visits the company daily. No mere tourist shown the recently gussied up factory, the employee owner might live in the underside of the company, feel the ebb and flow of business, witness management coups and failures and so on. Most importantly, the employee wants the company to succeed, to profit, and enjoy expanding revenue, and this not only for the self-interested reason that some of that success may translate into a better paycheck and expanded benefits, but for the pride of a job well done.

For several years, Teamsters not only led the league in the number of initiatives filed at annual shareholder meetings, but also in those approved by a majority of shareholders.

Is such an observation naïve? I don't think so; I directed the Office of Corporate Affairs for the Teamsters during the 1990s, and helped develop Teamster initiatives in responsible shareholding activism. I participated in dozens of "training" sessions with truck drivers, flight attendants, and food processors that owned stock in their companies. For several years, Teamsters not only led the league in the number of initiatives filed at annual shareholder meetings, but also in those approved by a majority of shareholders.

These lessons can and should be learned by environmental activists; indeed, organizations

such as the Rose Foundation of Oakland, Ca., Friends of the Earth, and CERES have already discovered this area of activism. The Rose Foundation, for example, has run candidates for the board of Maxxam Corp., the owner of vast forests of redwood in California, achieving a record vote for such an effort in 1999.

Like an employee owner, the environmental activist probably knows a particular company better than the average shareholder.

Winning a large shareholder vote will mean gaining the support of major sources of capital.

Will you be co-opted by share ownership? Or more grandly, if enviros become really serious and active in this arena will co-option mean self-defeat? Some worry that certain public pension funds have lost their activism "edge" now that the corporate jets have landed. While this is a danger, no one can be co-opted against their will. It is probable, filing shareholder resolutions will sharpen your thinking and empower activism by providing lessons about the realities of business and economics.

The resolution must be considered and voted on by America's largest shareholders, from the near trillion dollar Fidelity funds, to the $200 billion dollar California Public Employee Retirement System, to the thousands of individual shareholders.

(Your ATT resolution will be mailed to one million households.)

You, the proponent, will be invited to a public meeting with the chair and board of the company, and afforded several minutes, possibly more, to make your case.

The process can lead to reforms.

Some resolutions actually win. Others may be

negotiated in exchange for more moderate reforms. Many receive media attention, which serves its own reforming cure.

All this for a cost to you of as little as the 33-cent stamp to mail in your resolution and ownership documents.

What's not to like?

Winning a large shareholder vote will mean gaining the support of major sources of capital. On this issue, you will be on the side of big Wall Street firms. Will such company make you uneasy? Enjoy common cause.

Through the "looking glass"

Those who've experienced the shareholder resolution process often report they've gone through a looking glass, entered a new world. To be sure, this avenue leads to the power core of the American corporation, where the "big boys" work. Companies will deploy counsels general to address your shareholder resolution, and/or employ

major law firms to find a legal flaw. The resolution must be considered and voted on by America's largest shareholders, from the near trillion dollar Fidelity funds, to the $200 billion dollar California Public Employee Retirement System, to the thousands of individual shareholders. (Your ATT resolution will be mailed to one million households.) You, the proponent, will be invited to a public meeting with the chair and board of the company, and afforded several minutes, possibly more, to make your case. The process can lead to reforms. Some resolutions actually win. Others may be negotiated in exchange for more moderate reforms. Many receive media attention, which serves its own reforming cure. All this for a cost to you of as little as the 33-cent stamp to mail in your resolution and ownership documents. What's not to like?

Trivial mistakes are easily made, and can be fatal. This pamphlet should help you avoid making such mistakes. The process may seem daunting, and I've taken a tone that's designed to remove the intimidation in the procedure. I've bored many strangers with my excitement over SEC rule 14a8, the rule that governs this, or delivered long lectures about misguided regulatory interpretation of section c7. Alas, our fragmented society pockets us in such lonely corners. In the end, though, the shareholder resolution is a powerful, efficient tool to achieve reform.

ON THE SEC

States govern corporations, an accident of history and conspiracy. In colonial America, most companies traded little outside a community. States were jealous of federal power. And over time as business sprawled over borders, companies found it convenient to shop forums. If one state toughened its laws, corporations could find a new home.

Delaware is the capitol of capital, not New York or California, because their law "attracts," shall we say, corporations.

Delaware is the capitol of capital, not New York or California, because their law "attracts," shall we say, corporations. For example, the state has reduced the standard of director liability and permits director indemnification. If the director does wrong, he pays no penalty personally. Delaware exacts incorporation fees, enough to obviate the need of a sales tax and reduce other personal taxes as well. That's nice for Delaware, bad for the rest of us. Delaware won the role from New Jersey because a crusading governor named Woodrow Wilson didn't want his state harboring monopolists.

Reformers tried again for strong federal corporate control following the Crash of '29, but business interests, even with their collective backs against the wall, forced a compromise: the Securities and Exchange Commission. States would continue to host corporate law, but companies collecting investment monies would need to disclose honestly their business, history of revenue, profits, losses, discussion of results, etc.

The SEC turns on disclosure. Essentially, it's a stern high school English teacher grading complicated, arcane essays called annual reports, 10Ks, proxy statements, etc. So long as the company accurately discloses its activities to the public shareholder, the SEC doesn't act as management police. It leaves that role to shareholders, who can use SEC information to sue in state court, if they can find a sympathetic judge.

A final note

To understate, there is much amiss with corporate America. The corporate governance you will monitor overwhelms with deficiency. These problems compel action.Corporations stand as some of the most powerful agents of our society. Yet while we vote for school board, most shareholders pay little attention to proxy voting.

Corporations stand as some of the most powerful agents of our society.
Yet while we vote for school board, most shareholders pay little attention to proxy voting.

Why should directors be elected with 99% pluralities? The reason is that few people even know about these problems, or that the solution requires relatively little effort. Environmentalists might see the result of

corporate shareholder inattention, namely, terrible manage-ment practices that scar the land, pollute the waters, toxify the air. But the core of these problems is a system where the perpetrators are left unaccountable to the very people who legally control them the shareholders. Yes, shareholders can vote for board members; but as a practical matter, they can only vote for the board's own nominated candidates.

Why should directors be elected with 99% pluralities?
Trivial mistakes are easily made, and can be fatal.
This pamphlet should help you avoid making such mistakes.

People complain about Michael Eisner's $100 million plus annual compensation at Disney. Yet they vote in favor of his personal compensation attorney on the Disney board. This year, the Disney proxy includes a shareholder resolution that would urge Disney to nominate two candidates for each board slot. This would give share-holders a practical alternative if they see a conflict with the personal compensation attorney doubling as a board member.

The system doesn't work
because shareholders
aren't fixing it.
It's time to fix it.

Yet this proposal will be defeated by a large margin. Why? Because shareholders will either not vote at all, let their brokers vote for them (and the brokers generally support management because another side of the brokerage business is underwrting corporate stocks and bonds), or let management vote.

Such a system doesn't work, then, because shareholders aren't fixing it. It's time to fix it.

2. Why you should *not* file shareholder resolutions: "Proper purpose"

Shareholders, including those with important sensitivity to the stewardship of the environment, hope to gain from their investment. As with other shareholders, such owners want healthy, profitable, enterprises that grow through the efficient, responsible application of labor, land, capital, management and other resources.

"Ownership means that you take care of things.
I own my house and I take care of it.
When something breaks, I fix it.
Stock means you own a piece of a company.
When something breaks you try to fix it.
That's what shareholder resolutions help you do."

There may be some who don't see environmental protection as compatible with profit-making enterprises. Some intelligent, enlightened, and ethically conscious investors have chosen to "screen" their investments, eschewing stock in companies with bad environmental practices (or who sell harmful products such as tobacco or armaments). Funds provide such a service, such as Domini, Calvert, Ariel etc. (Website with list: http://www.socialinvest.org/Areas/SRIGuide/mfpc.asp) In this case, the investor doesn't want "her money helping make the world worse." An honorable position.

Environmental activists must guard against use of the resolution process to advance causes other than the point of the resolution.

The shareholder activist may view the

problem in the following light. For starters, the stock you purchase essentially puts money into another investor's pocket, not the company: the company received its revenue from the "initial public offering" or subsequent share sales. By eschewing stock, one might reduce the market slightly, but that will largely harm other investors, with less impact on the company. (Yes, a slightly smaller market reduces the stock price that raises the cost of capital generally to the company when it sells additional shares, seeks a bank loan, etc.) To the extent an investor hopes her money will "do well and do good," shareholder activism offers a direct opportunity by using the ownership platform to press for needed reforms.

Environmental protection cannot be the motivation; and there can be no evidence that it is.

Is this a device that masks other motives? It should not be. Some corporate managers suspect improper motives behind shareholder resolutions. The American Trucking Association called a press conference to denounce the use by union pension funds and union members of this ownership right. Joining with other business groups, they claimed they were used as leverage to win an advantage at the bargaining table, or in organizing members. They called on the Securities and Exchange Commission to bar them, demanding, for example, that unions should be disqualified as proponents for several months before or after a contract deadline. In one proposed rule adjustment, the SEC went so far as to agree that if management alleged any improper motiveby a union or another proponentthen the SEC would side with management.

But shareholder activists successfully rebutted this effort. The late Jim Weaver, formerly a Consolidated Freightways retiree and shareholder proponent, explained: "Ownership means that you take care of things. I own my house and I take care of it. When something

breaks, I fix it. Stock means you own a piece of a company. When something breaks you try to fix it. That's what shareholder resolutions help you do."

***Why should an environmental activist propose a resolution regarding corporate governance?
Because federal law guarantees investors the right of governance of the publicly held corporation.
It is then up to the shareholder to use this right to make sure that the company is managed responsibly.***

Environmental activists must guard against use of the resolution process to advance causes other than the point of the resolution. If the resolution that splits the offices of chair and CEO, a particularly forceful initiative that many managers may attempt to negotiate away with pledges of numerous reforms including environmental protections, such environmental protection cannot be the motivation; and there can be no evidence that it is.

A case in point: During contract negotiations, a newsletter published by a union representing workers at Dow Jones put out a small item about a shareholder resolution. The resolution itself aimed to tie the pay of the chief executive to that of the lowest paid Dow Jones worker. By itself, this resolution would have cleared the SEC hurdles. But the newsletter item contained a phrase to the effect that the resolution would help the union in bargaining. Dow Jones argued before the SEC that the resolution wasn't really intended to achieve the pay equity it purported, but was being used for an advantage by union negotiators at the bargaining table. This argument persuaded the SEC, which permitted Dow Jones to exclude the proposal. The proponent did not write the newsletter item; the proponent did not declare that his real motive was a

bargaining advantage. Yet the SEC sided with the company.

Why should an environmental activist propose a resolution regarding corporate governance? Because federal law guarantees investors the right of governance of the publicly held corporation. It is then up to the shareholder to use this right to make sure that the company is managed responsibly.

Holy activists target environmental policies

By The Associated Press

DALLASSister Patricia Daly has faith she can encourage the nation's largest companies to consider the health of the world as much as the health of their pocketbooks.

That's why the Roman Catholic nun and other holy activists have gone behind company lines to push shareholder resolutions on global warming at mammoth companies.

"There are many companies out there where we've had a great impact on their ethical policy," said Daly, a Caldwell Dominican nun from Newton, N.J,, who works with the Interfaith Center on Corporate Responsibility.

The ICCR, based in New York, coordinates the shareholder advocacy programs of 275 religious orders nationwide with an estimated $90 billion in investments.

In past years, the group has taken on such issues as tobacco and helped persuade KimberlyClark Corp. to divest its cigarette paper business in 1995. ICCR has urged garment and shoe manufacturers not to use sweatshops



Sister Patricia Daly posees next to a statue of St. Dominic on the campus of Caldwell College in Caldwell, N.J.

Even getting the issue up for vote was a test in resolve for the religious leaders.

Exxon, based in Irving, Texas, had attempted to keep the resolution away from the annual meeting by saying that the

and was among the activists that pressured PepsiCo into withdrawing from Burma.

This year the group is focusing on the environment.

"People in the religious communities think about these things all the time. They're serious people," said Dean Hoge, the chairman of sociology at Catholic University of America. "They want to do what they think the Lord wants, and the environment is coming up on the scene."

A coalition of 34 religious groups that own General Electric Co. stock tried unsuccessfully this April to pass a shareholder resolution demanding that the company clean up PCB contamination in New York's Hudson River.

GE's chairman and chief executive said the company doesn't believe there are any significant adverse health effects from PCBs, and the proposal was soundly defeated.

But the proposal was only one that members of the ICCR had on the agenda for this year. It presented a total of 60 environmental resolutions this year to companies including General Motors Corp. and Ford Motor Co. None of them passed, but none were expected to.

Exxon Corp. was also asked to place global warming on its agenda at the annual meeting.

"They have a responsibility, as one of the world's largest energy suppliers, to practice strong stewardship of the Earth and its resources," said Father Mike Crosby of Province of St. Joseph of the Capuchin Order in Milwaukee. "This shareholder statement "implies a scientific certainty on climate change which, in fact, does not exist."

But the SEC ruled that the proposal should be allowed in the proxy statement.

The activists admit that they changed few votes, but they think they may have changed some minds. And, making shareholders more aware of certain issues is a big part of what they're trying to do.

"The educational piece is a key piece," Daly said. "After all, the issue around global warming took up most of the meeting."

A forum is the most that activists can hope for most of the time.

The SEC estimates that about 900 shareholder proposals are made each year at as many as 400 public companies. About half of those proposals make it to a vote. Of those, only 10 to 20 pass with a majority.

"We are representing people without a voice. Whether we're talking about climate change or human rights, we're talking about people who can't get to corporate America," Daly said.

The Register-Guard, Sunday Business, June 7, 1998

company is not being proactive, it is being reactive."

A resolution asking stockholders to support a committee that would review such things as potential liability and greenhouse gas emissions didn't even come close to passing at the April meeting.

But since more than 4 percent of Exxon shareholders voted in favor of the committee, it's a large enough margin, according to current Securities and Exchange Commission rules, to ensure that supporters will be able to bring up the issue again next year.

Exxon urged shareholders to vote against the measure, saying it would duplicate current efforts and would be a waste of money.

3. Filing Your Resolution

A shareholder may submit one resolution that the company must print in its proxy statement and put to a vote to all its shareholders at the annual meeting, provided:

Stages of Shareholder Resolutions

1. Owning stock. You must own $2,000 worth or more for a year.

2. Writing and filing the resolution.
3. Surviving "no action."
4. Attending the meeting.

The One-Minute Guide

1. The proponent holds at least $2,000 worth or more continuously of the company for 12 months before filing the shareholder resolution. This means that if you bought 100 shares of Acme Inc at $22, the stock rises for nearly the entire year to $40, but then declines for a few days to $19 only to recover again to $45, you have failed to meet the rule; for a few days, you only owned $1,900 worth of the stock. You must also continue to hold more than $2,000 worth of the stock through the annual meeting.

2. The resolution can include a supporting statement, but the entire text cannot be more than 500 words.

3. Proponents must submit the resolution by a deadline posted by the company in its most recent annual meeting, which is generally six months before the next annual meeting. Proponents must attend the meeting personally or through an authorized agent. The submission letter must include certain other information and declarations, which are modeled in the following:

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2000; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (put in address) or email (put in email address).

4.Proponents must be ready to prove they own the requisite shares. The best way is to have your broker write a letter to the company that verifies both that you own the stock, and that you have owned $2,000 worth continuously for at least one year before you filed the resolution. Some brokerage statements list the purchase date of the stock, and therefore, you could send in that statement instead. If you send in your statement, feel free to block out other information irrelevant to the company, such as your other stock holdings. You can include this documentation when filing the statement. If not, the company can demand proof within 14 days after asking for it.

5.The resolution must be restricted to broad shareholder concerns such as corporate governance, executive compensation, or major corporate decisions. If the same proposal received less than 3% the previous year, it can't be resubmitted the next year. The proposal cannot address a personal grievance, violate state law, deal with ordinary business. It can't contain false or misleading information or duplicate another resolution.

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8).


...I LIKED THE
NATIONAL PARK SYSTEM
BEFORE THE CORPORATE
SPONSORSHIPS...
Jeep/Eagle
Paramount
evian

4. Defending your resolution; contacting institutional investors

A friend once attended a dinner party in Oxford, England and sat next to an older gentleman who worked for the famed dictionary based there. "Who decides how to pronounce a word?" my friend innocently asked.

Institutional investors control more than half of the nation's stock.

"I guess I do," his modest dining partner replied.

So it might be with Wall Street's control over corporations. Institutional investors control more than half of the nation's stock. Four or five of them together --Boston's Fidelity, L.A.'s Capital Guardian, and the public funds of New York and California together generally own about 5% of any company.

There's much to be cynical about when it comes to Wall Street, and institutional voters might have never paid much attention to shareholder resolutions were it not for the federal decision known as the "Avon letter."

Another two dozen major funds account for more than a third of the stock. Management also typically owns a significant portion, and also controls the employee-owned slice of the company. Which means if the institutional investors vote with management, this bloc constitutes a working majority.

If they vote with dissidents, the vote could go the other way, as it does routinely with poison pill resolutions. There's much to be cynical about when it comes to Wall Street, and institutional voters might have never paid much attention to shareholder resolutions were it not for the federal decision known as the "Avon letter."

If federal pension police ever come around, these institutional voters must show they've been careful and diligent. Which is good news for activists. Indeed, consider institutional investors as your target audience.

This government ruling coming out of the Labor Department (under Reagan, no less) required institutions to take proxy voting seriously. (Which answers the trivia question: Can you name one good thing Reagan accomplished?)

As a result, pension fund managers must pay attention to the vote in the same way they pay attention to investment decisions. They can't purchase a stock knowing the company will soon tank; retirees could sue the for that. Similarly, they can't vote foolishly either.

Of course, who decides what's foolish is another question. Still, if federal pension police ever come around, these institutional voters must show they've been careful and diligent. Which is good news for activists. Write a resolution skillfully, and you make it difficult to oppose. Indeed, consider institutional investors as your target audience.

Get your feet wet. Submit a resolution, go through the process, and after a few years you can begin to consider solicitation. By then, you'll be the same pariah at cocktail parties that I am.

The internet revolutionizes proxy solicitation. By building an appropriate list of email addresses, you can communicate with the purse strings connected to corporate America.

Soliciting votes with institutional shareholders is complicated, perilous and would require a guide many times the length of this one. Here's the time to seek pro-fessional help. But with many resolutions, solici-tation is not necessary thanks to the Avon letter; many institutions can't help but support your reasonable proposals.

Get your feet wet. Sub-mit a resolution, go through the process, and after a few years you can begin to consider solicitation. By then, you'll be the same pariah at cocktail parties that I am.



©THE SPOKESMAN-REVIEW/SPOKANE CHRONICLE
NOW YOU NEVER HAVE TO WORRY ABOUT THOSE OZONE-KILLING FOREST FIRES...!
LUMBER COMPANIES

The Spokesman-Review, *August 24, 1990. Copyright 1998,* The SpokesmanReview. *Used with permission of* The SpokesmanReview.

Sample Shareholder Resolution Letter

Here's an example of a recent self-explaining letter aimed at achieving a "no" vote in Weyerhaeuser's acquisition of MacMillan Bloedel. Environmentalists worried that Weyerhaeuser would fail to honor MacBlo's recent accord to improve its cutting methods. Efforts to derail the merger failed with Canadian regulators. Shareholder activists then appealed to institutional owners based on economic grounds.

To: MMBL Shareholders

From: Two Funds

Re: Oct. 28 merger vote.

Shortly, you will receive a proxy card from MacMillan Bloedel (MMBL) asking your support for the sale of our company to Weyerhaeuser (WY). Since the merger was announced several months ago, circumstances have changed that merit your careful consideration of this vote.

When WY announced the planned acquisition of MMBL on June 21, it offered .28 shares of WY stock for each share of MMBL stock. At that time, WY traded at $68 a share, translating into a MMBL share price of (US) $19, a premium over MMBL's

share price at the time of $13. Said Tom Stephens, MacMillan Bloedel president and chief executive officer at the time of the announcement, "While we were not seeking a merger of this nature, the terms of this agreement provide an attractive premium to our shareholders."

Since then, WY stock price has fallen and remains near or below $60. Correspondingly, MMBL's stock has fallen, and has traded near the pre-merger-announcement level.

Is WY suffering an historically temporary depression in its stock price? No. In the five years before it's bid, WY stock rarely traded above $60. Indeed, according to the company's own 1998 proxy statement, it has underperformed both the S&P500, AND the S&P Paper & Forest. A (US) $100 invested in WY on 12/93 was worth $133.96 by 12/98, but the same invested in its peers was worth $136.50. What's more, WY's profits have declined over the three years ending in 1998. 1996: $463 million; 1997: $342 million; 1998: $294 million.

Meanwhile, MMBL's five year history differs. The stock traded steadily in the low to mid 'teens until the end of 1998 when it collapsed temporarily to less than $8 a share. Weyerhaeuser noted that it hoped to buy MMBL even cheaper than its eventual bid. MMBL company suffered a sizeable loss in 1997, before recovering in 1998. Its pre-merger quarterly earnings came in better than expected.

At $60 a share, WY sells for 35 times earnings. At $16 a share, MMBL sells for 18 times earnings. If WY paid 33 times earnings for MMBL stock, it would need to value it at $47/share, more than double its current offer.

To be sure, a number of shareholders may consider MMBL stock more valuable than $16/share. Farollon Capital, for example, bought nearly 1.39 million shares at an average price of more than (US)$17 a share in the month following the merger announcement. This added to its 5 million+ shares already owned.

WY might have offered cash instead of shifting market risk to shareholders. However, MMBL shareholders need not accept the stock offer. By voting no on the proposed merger, MMBL shareholders can demand a greater premium.

Vote NO on the MacMillan Bloedel merger with Weyerhaeuser.

Shareholders did approve this merger, but by a surprisingly low margin, with the largest shareholder actually voting against the transaction. Had the merger been refused, MacMillan would have remained independent.



John Rosapepe

Weyerhaueser Corporate Headquarters.

Improving corporate governance and tightening management's accountability to shareholders will -- in the long view -- improve the quality of corporate decisions about the environment.

Mt. Rainier in Washington State,*looking over a sea of clearcuts from the south and west. Most of Weyerhaeuser's holdings in the Northwest derive from the 1864 Northern Pacific railroad land grant. Weyerhaeuser has clearcut much of its land-grant holdings. In 1996 shareholders voted 62 million shares (43% of the vote cast) to "declassify" the board and improve corporate governance at Weyerhaeuser Corporation.*



5. Speaking to the Corporation: the annual shareholder meeting.

Annual shareholder meetings can be intimidating at first, but you'll probably leave exhilarated. I like to wear a blue suit and one of those Children's Defense Fund ties with a smiling sun. I consider that this disarms management at best, or at least serves as cognitive dissonance to managers that might view me as a disturbance. (Nevertheless, the head of the American Trucking Association, who's since gone on to head the U.S. Chamber of Commerce, called me a "thug in a blue suit.")

Annual shareholder meetings can be intimidating at first, but you'll probably leave exhilarated. I like to wear a blue suit and one of those Children's Defense Fund ties with a smiling sun.

When I met with Teamsters preparing to attend a meeting, I often began with the "wallet trick." I asked for someone's wallet. Someone would give me one, and I'd promptly put it in my pocket and remain silent. Nervous laughter. I'd prod some conversation, and point to the following: When you buy stock, you are giving management money with very thin pledges. They could blow it on executive perqs or foolish ventures, and give nothing back. Because of this, federal law requires them to respond to shareholders to answer their questions and heed their suggestions. The shareholder meeting should not be considered an audience with the Pope; it's a time when the boss (that's you) can finally meet your employees (that's management). Naturally, you'll be respectful, as any supervisor should be. But don't forget where the line of authority runs.

When you buy stock, you are giving management money with very thin pledges. They could blow it on executive perqs or foolish ventures, and give nothing back. Because of this, federal law requires them to respond to shareholders to answer their questions and heed their suggestions.

Sometimes management needs to be reminded of this line of authority. One year, Consolidated Freightways held its meeting in a San Francisco hotel north of its corporate headquarters in Silicon Valley. The ballrooms ConFreight rented could easily accommodate our group of six dozen employee shareholders, but in the 30 minutes before the scheduled start, ConFreight ran a partition down the ballroom, cutting the capacity by half, and then announced that there wasn't enough room for all of us. In a subsequent year, management placed decorum commands on the seats before admitting the employee-owners, who, coincidentally were on strike. For further control,

management-appointed people sat in every other chair, which was plain when the first employee-shareholders began to enter. Among other rules, CF declared that anyone who made a personal derogatory remark would be expelled. As the meeting continued, one employee asked about a news clip in which the chairman had called another employee a "stooge" of the Teamsters. The chair responded that he didn't call this employee a stooge, but that other employees were stooges. Whereupon our alert attorney stood:

"I'd like to point out that the chair has just uttered a personal derogatory remark, in violation of rule 6 of the company's rules of conduct of this meeting. Now, because the chair is conducting the
meeting, I ask for a voice vote of those in favor of expelling the chair for violating this rule. All those in favor, say "aye."

The employee-owners erupted into a cheerful "Aye!"

"All those opposed to expelling the chair, signify by saying "Nay."

The management members of the audience, presumably not wanting to dignify the process by participation, remained silent. "Mr. Chairman, the 'ayes' clearly have it, and I ask that you be expelled."

The Chairman didn't leave, and perhaps this story actually illustrates that we failed to exercise real control. But we think we made a small point and we did enjoy ourselves.

We pressed Philip Morris to drop its poison pill, a management protection device (discussed in some detail later). We organized institutional investors to meet with corporate representatives in New York. This group included several public fund respresentatives, such as the politically astute City Comptroller, who wasn't ignorant of the media attention around tobacco. Philip Morris officials began with a slide presentation which absorbed nearly an hour, and proposed to retire to another room around 5:00 for what would be a cocktail hour. We could tell they were effectively filibustering us. With reporters in attendance, we staged a flamboyant walkout, garnering some decent press.

The shareholder meeting should not be considered an audience with the Pope; it's a time when the boss (that's you) can finally meet your employees (that's management). Naturally, you'll be respectful, as any supervisor should be. But don't forget where the line of authority runs.

Subsequently, senior management agreed to meet with us and we recruited Teamsters President Carey for the discussion. I met Carey in the lobby of the company's Manhattan headquarters. He took the subway from his Local office, something of a break in tradition of former Teamsters bosses travelling by chauffeured Cadillac. How we arrived served as the subject of preliminary chit chat with the CEO of Philip Morris, who we

presumed didn't even do his own grocery shopping. Our conversation proved useful. Philip Morris dropped its pill, the largest company ever to acceed to such a shareholder request.

At Fleming Foods, then the nation's largest food wholesaler, we sent a small delegation to present an historic resolution that commanded (as opposed to urged) the board to drop its poison pill. They held the annual meeting itself at the Cowboy Hall of Fame, complete with stage, lights, sound, the works. On the morning of the meeting before the official announcement, the corporate secretary apprised us that we'd won, though he didn't detail the vote. Rather than presenting our case, only to have the chair announce that the proxy voters defeated our effort by a humiliating margin, we mounted the stage victoriously, and boldly displaced the chairman from his podium. We made speeches that we thought were worthy of the Academy Awards.


DIE NEUE MACHT
45
TEAMSTERS
FIGHTING

At a Federal Express annual meeting, Chairman/CEO Fred Smith apparently neither wrote nor read the fine print of his own proxy (no surprise) so that when a shareholder stood to ask a question, Smith told him to sit down.

"Are you saying your proxy is false, that you've published a false and misleading statement to your thousands of shareholders?"

"You're from the Teamsters, and there won't be any political statements."

"Excuse me, this is the election of directors, and some of us may have some questions."

"There'll be no questions here," Smith countered.

"Your proxy says you'll accept questions as well as comments."

"No questions."

"Are you saying your proxy is false, that you've published a false and misleading statement to your thousands of shareholders? I draw your attention to page 3, where it states . . ."

Smith leaned over to his general counsel, who whispered in his ear.

"Okay, what's your question?"

At GE's annual meeting, we challenged Chairman Jack Welch: "Would you not get out of bed if paid only $19 million?" "I know it might seem like a lot of money, but that's what you have to pay people like me."

One way to elevate your profile with the resolution going into the annual meeting, is to following cutting edge issues covered by reporters. If your resolution helps to reform a problem highlighted by the media, you may win media attention for it. We submitted a resolution at General Electric following a three-part series in the New York Times about tax-deferred compensation. The reporter showed how CEOs can effectively create their own unlimited IRA or 401k plan by deferring their pay until after they retire. As with an IRA, the pay goes to an account, where it builds up interest tax free. What interest rate? An "above market" rate paid, of course, by the company. At GE's annual meeting, we challenged Chairman Jack Welch: "Would you not get out of bed if paid only $19 million?"

"I know it might seem like a lot of money, but that's what you have to pay people like me," attempted Welch when confronted.

---

6. Anticipating Your Questions: Some Answers

I once submitted a proposal to a company and included boilerplate language about my resolution, cited 14a8 and put in the obligatory declaration that I planned to continue ownership through the annual meeting. The company wrote back asking if I "intended" to continue ownership. Yes, I said, and referred them to my original letter. Ah, but "plan" and "intend" are two different words. If I hadn't repaired this word, they might have gone to the SEC and my resolution would be lost.

If you get a "no action" letter, and it's signed by outside counsel, such as Akin Gump (Vernon Jordan's former firm), figure that the company is probably paying some $20,000 to fight your effort.

Be flattered. You need not respond. The company must prove that you violated the rules.

Welcome to "no action" land. Technically, the company could have written to the SEC and told this federal agency that they aimed not to include my resolution on their proxy statement. They would ask the agency to take "no action" in enforcing my federal rights to force them to print it. If you get a "no action" letter, and it's signed by outside counsel, such as Akin Gump (Vernon Jordan's former firm), figure that the company is probably paying some $20,000 to fight your effort. Be flattered. You need not respond. The company must prove that you violated the rules. You may wish to respond, however, if the company makes misstatements if they claim not to have received the proposal in a timely way, you should forward your USPS certified mail coupon showing you sent it a month in advance. The company might attempt a more complex claim. If the issue turns on facts, make sure the SEC has the facts. If it turns on argument, you'll either need to bone up on case law, or contact help. Resources are listed in the appendix. Quite the misnomer, there's plenty of action (at least on the company's part) in the "no action" process.

Naturally, to make sure a company can't win a "no action" letter, you need to be aware of the rules.

The SEC explains, "If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline. . . . You may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response."

Naturally, to make sure a company can't win a "no action" letter, you need to be aware of the rules. The SEC's website contains a list of questions and answers. (http://www.sec.gov/rules/final/34-40018.htm) Here is an embellished/annotated version of what the SEC advises.

What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action. You'll present the proposal orally at the annual meeting, but ahead of time,
it will appear printed in the proxy statement. Most of the voting will actually take place by mail (or telephone or the internet). Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide, in the form of proxy, means for shareholders to specify by boxes a choice between approval,

disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

How many proposals may I submit?

One. What "one" means is somewhat flexible. You can't advance a proposal for "governance reform" and throw in a kitchen full of amenities. But you can list components. You could request environmental reporting, and detail that this means several things, such as establishment of an independent advisory board, a series of meetings between this board and interested shareholders, an annual report available to shareholders, etc.

What if my brother and I both own stock. Can we each file resolutions at the same company?

The SEC explains, "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

What's not clear is if two related people can each submit a resolution. One investor and several family members and colleagues submitted multiple resolutions at a particular company, and the SEC declared them as "one" proponent, meaning they could only submit one between all of them. The SEC was wrong, but they decide the issue. This "relatedness" goes beyond bloodlines. The SEC has occasionally rejected all but one resolution from members of a trade union. For safety's sake, one needn't declare all one's affiliations when submitting a resolution. For example, don't note that you're a Presbyterian, in case another person so declares, and the SEC decides that the Presbyterians only get one shot at the company that year.

Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

The SEC explains: "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Don't bother about the 1%; if you held that much in any company, you could insist the board meet in your basement.

What's a "record" shareholder and what's a "beneficial" shareholder?

Most individual investors hold stock through a brokerage firm. It's the brokerage firm's name that appears in the company's record, and that company (Merrill Lynch, Schwab, etc) is the record shareholder. But the brokerage holds the shares for your benefit, making you the beneficial shareholder. This means, as explained above, you must get the broker to write a letter to the company verifying your continuous ownership. Less likely, you might be the record shareholder, in which case you will have a handsomely printed certificate, with the name of the company, number of shares, etc. If you are the record

shareholder, you need not prove your ownership; that's on the company's record.

You must have continuously held at least $2,000 in market value for at least one year by the date you submit the proposal.
The proposal, including any accompanying supporting statement, may not exceed 500 words. If the proposal is 501 words long, the company can qualify for a "no action" letter.
The deadline is six months before the anniversary of the previous year. Don't rely on this, however; check the printed proxy document.
You can submit a resolution that is voted on at the meeting; it just won't be in the company's proxy.

I own a mutual fund that owns stock in Acme Co. Can I file a resolution there?

Not at Acme Co. The same goes for a pension fund. Yes, Fidelity might be the largest shareholder, and you might have plenty with Fidelity, but you can't file vicariously.

What if my brother or a friend owns the stock. Can I file the resolution?

Yes and no. You can do all the work, but your brother must sign a statement authorizing you to represent him. His letter to the company should state: "I, Michael Naylor, authorize Bartlett Naylor to represent me in filing the enclosed resolution. All questions should be directed to him." Your brother must still sign a letter including the boilerplate language about continuous ownership, intention to own through the annual meeting, etc.

You must have continuously held at least $2,000 in market value for at least one year by the date you submit the proposal.

How long can my proposal be?

The SEC explains, the "proposal, including any accompanying supporting statement, may not exceed 500 words." If the proposal is 501 words long, the company can qualify for a "no action" letter. The word count is by word, not character. That is, they don't define a word as 5 characters, as they do in typing class; don't think that short words that only number to 500x5 characters will help you escape the limit. If you have much to say, use big words that contain a lot of meaning.

Do all resolutions have to be "advisory"? If a majority of shareholders approve a resolution, why isn't the board compelled to adopt it?

State corporation law accords wide latitude to board directors. Oklahoma recently overrode a board that defied a majority shareholder vote. The real test will be in Delaware, legal home to more corporations than any other state, and a true test case of a mandatory shareholder resolution hasn't come to fruition yet.

The proposal, including any accompanying supporting statement, may not exceed 500 words. If the proposal is 501 words long, the company can qualify for a "no action" letter.
The deadline is six months before the anniversary of the previous year. Don't rely on this, however; check the printed proxy document.

What is the deadline for submitting a proposal?

That's printed in the company's proxy statement. You received one in the mail. If you've discarded or lost it, you could call the company; or check the proxy on-line (http://www.sec.gov/cgibin/srchedgar?). Type in the company's name, and under the list of documents, look for the phrase DEF14a, and the most recent year. Generally, you must submit six months before the annual meeting; since that typically changes from year to year by a few days or weeks, it's six months before the anniversary of the previous year. Don't rely on this, however; check the printed proxy document. And don't be late. If you mail a few days ahead of the deadline, the company might claim that it arrived after the deadline. Safeguard yourself with some proof, such as by sending UPS, or certified mail. (Yes, it probably does cost more than 33 cents after all.) The SEC notes, "In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery."

You can submit a resolution that is voted on at the meeting; it just won't be in the company's proxy.

What if I miss the deadline?

Section 14a of the SEC's rules permit proponents to submit resolutions outside the guidelines discussed here. Essentially, 14a8 is a trade-off that says that if a shareholder obeys a blizzard of rules, then the company must print the resolution. But owners are owners, and you can submit a resolution that is voted on at the meeting; it just won't be in the company's proxy. At the meeting, the chair will ask if there's any other business, and you can bring up your issue. The company's proxy card will say that if any other business comes up, he'll vote the proxy as the board sees fit (which means against any resolution). Rule 14a has been used by shareholders willing to file their own proxy statement, and who mail it to other shareholders. (If you're

Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

The company bears the burden to demonstrate that it is entitled to exclude a proposal.

If I make a clerical or other kind of mistake can I correct it?

Yes, if it's correctable, the company within 14 calendar days of receiving your proposal, must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. If it's not correctable, "A company need not provide you such notice of a deficiency" such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal because it believes your proposal is beyond repair, it then goes the "no action" route. The SEC explains, "If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal."

Can the company criticize my proposal in the proxy?

Yes, and it will. The SEC explains: "The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement." The company must "provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6." If management makes false claims, you may point this out to the company and the SEC. The "no action" process needn't be entirely one sided. If the company makes false statements, you can write the SEC and demand change, provided you include proof. The SEC requires "the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements."

The SEC warns: "If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

Is the company bound by the 500-word-limit rule for its response?

Of course not.

Can the company sue me?

I'm not familiar with a case where a company sued a proponent for, say, making false and misleading statements in the supporting statement.

Can I communicate with shareholders?

Yes. You can also talk to the media, even issuing a press release. What you cannot do is ask other shareholders for their proxy ballot so you can be entrusted to vote their shares. That is, you can't do that unless you file your own proxy statement. That's an involved, and pricey/costly exercise. The filing fee alone is nearly $1,000, and then you must conform to a blizzard of rules. If a shareholder contacts you and volunteers their ballot to you (without you asking for it), you may take it with you to the annual meeting.

Does my name have to appear in the company's proxy?

That's up to the company. The company might list your name, address and the number of shares you hold. It could also simply state that this information will be provided to shareholders that inquire. If you want anonymity, or don't want your friends to see you own $1 million worth of the nation's biggest polluter, you could ask the company not to publish your name, but the choice is theirs, not yours.

What if I do sell the securities? For example, what if a money manager handles my investments, and unbeknownst to me, sells out the stock.

The SEC puts it bluntly: "If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years."

What if the company adopts my resolution before the vote?

You've succeeded.

What if a company rep calls me and proposes a compromise?

You may choose to "negotiate." Especially with a resolution unlikely to win, you may decide to walk away with something rather than a lopsided defeat. And you can file another resolution next year.

Must I appear personally at the shareholders' meeting to present the proposal?

If you can't make it, you can ask someone else who can. You must provide them with a letter that states: "John Doe is hereby authorized to represent me at the Acme shareholder meeting, and to present the proposal on classified boards that I submitted." John Doe doesn't have to be a shareholder, but you probably should send him your proxy to show further that he represents you.

Consider the case of John Chevedden: He is not a securities attorney, he is not an attorney, he is not an economist, a veteran business manager, a tycoon, nor

is he a board member.
Yet he has become one of the most
active, accomplished and successful
shareholder resolution proponents today.
In 1999 alone, his successes include: majority votes
at
Airborne Freight, PG&E, Maytag, Northrop, and
Boeing

The SEC warns: "If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

How do I trust the vote counting?

Many companies use outside auditors to tabulate. You may watch this, though it takes time, and you must go to some bank office away from the annual meeting. If the company doesn't use an independent tabulator, you can file a resolution asking for one; such resolutions often pass.

When can the company exclude my proposal?

Precisely when a company can exclude based on items other than clerical mistakes just discussed turns on specific rules. Corporate attorneys and shareholders hotly contest this language. As it happens, some of these rules undergo change, some have been subject to court cases and have been reversed. Obey them until you're ready to finance a legal case and know you will win.

A company can exclude, according to the SEC, if the proposal is:

"Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. . . . Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

"Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. . . We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

"Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result

in a benefit to you, or
to further a personal interest, which is not shared by the other shareholders at large."

This is the language a company will cite that's discussed above in the Dow Jones case.

"Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

"Absence of power/authority: If the company would lack the power or authority to implement the proposal;

For example, one might wish that Mobil would work for justice in Nigeria, where it operates a state-sanctioned oil drilling operation. You could ask Mobil to leave the country altogether.

"Management functions: If the proposal deals with a matter relating to the company's ordinary business operations."

Just what is "ordinary business?" The common sense might be the color of the paint in corporate board room. And that is ordinary business. But for several years, the SEC considered all labor relations ordinary business. Even though the employment base might absorb 60 percent of the company's total expenses, even though announcements of a downsizing might send a stock price skyrocketing, even though companies such as Intel thrive or fail based on the intelligence of their computer innovators, the SEC declared this all ordinary business. Through a major lobbying offensive over several years, the SEC finally modified this. (This reversal came after considerable protest from the environmental community, interestingly enough.)

Environmental issues often come close to this exemption.

"Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body."

The intention of this is to prevent a shareholder from proposing a specific director for election. Sadly, it's not possible for your nominee to appear on the company's proxy. It does not refer to generalities about elections. You can ask for directors to be elected annually, as opposed to once every three years.

Intended or not, this section has also allowed companies to exclude proposals on such plain vanilla resolutions as asking for annual board elections if the proponent cites as justification that a particular director doesn't show up for meetings, or was recently convicted of embezzlement. Interesting as this information might be about that particular director, it "relates to an election" and God forbid that shareholders be informed of it.

"Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

"Substantially implemented: If the company has already substantially implemented the proposal;

"Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

"Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received: (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years; (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A Final Word

Having read this blizzard of rules, you may be intimidated. But consider the case of John Chevedden. He will forgive me, I hope, if I dwell on what he is not: He is not a securities analyst, he is not an attorney, he is not an economist, a veteran business manager, a tycoon, nor is he a board member. Yet he has become one of the most active, accomplished and successful shareholder resolution proponents today. In 1999 alone, his successes include: majority votes at Airborne Freight, PG&E, Maytag, Northrop, and Boeing.

Yes, there are some 200+ shareholder resolutions filed each year, there should be many more, with some 15,000+ public companies. And so much reform that needs a proponent.

Chevedden didn't enter the field last year. He began several years ago with a resolution at General Motors. GM successfully bounced him off the proxy because of a "personal grievance." (He learned some of the hard rules first.) He's tripped up on other rules as well (missed deadlines, etc.). He's also experienced the legal tyranny of management at annual meetings. He wasn't allowed to present his resolution at one company: management never called on his agent, and refused to listen when the agent sought the floor.

There should be more John Cheveddens. Yes, there are some 200+ shareholder resolutions filed each year, there should be many more, with some 15,000+ public companies. And so much reform that needs a proponent.


shame
There's a new movement to bring a sense of shame back to society, to deter practitioners of pernicious anti-social activities by means of acute personal embarrassment.
..Well, one can always hope.
I AM A CEO WHO PAID HIMSELF 190 TIMES MORE SALARY THAN HIS WORKERS
YOU EARNED IT.
TOLES

Toles © The Buffalo News. Reprinted with permission of Universal Press Syndicate. All rights reserved.

Appendix 1. Sample Resolutions: Environment

1. Resolutions submitted that deal directly with environmental issues.

The following resolution accompanied a broader effort to protect old growth forests.

WHEREAS: Old growth forests are the remnants of the world's original forests. While these forests cover less than 5% of the earth's surface, they are home to nearly 50% of the world's species. Old growth forests store extensive amounts of carbon and are therefore critical to moderating the effects of climate change. Old growth forests are home to more than 200 million indigenous people worldwide. Less than 20% of the world's old growth forests remain. Numerous ecosystems are under threat from logging, oil drilling, clearing and flooding;

A few tips on drafting.

Citing another authority will add more credibility.

Avoid opinion the company can criticize as "false and misleading." The most unimpeachable source, of course, is the company itself. Let facts speak for themselves. If you must draw conclusions, place them in question form. "Is Acme the worst managed company in American history?" will more likely survive the SEC than the declarative form of this modest assertion.

By promoting markets for old growth timber, Home Depot is contributing to the needless destruction of these global treasures. Our company buys cedar and hemlock from the Great Bear Rainforest in British Columbia, mahogany from the Amazon Basin, and lauan and ramin wood from tropical forests in Southeast Asia. Ample supplies of second growth and plantation wood make reliance on old growth timber unnecessary;

Our company has been aware of this issue since at least 1992 and even pledged at that early date to phase out all wood that is produced unsustainably. Many other leading corporations including B&Q (the largest do-it-yourself chain in the UK), IBM, Hallmark, Hewlett-Packard, Kinko's, and dozens others have committed to eliminate all use, sale, or distribution of old growth wood, pulp, or paper;

Our company was the target of 85 demonstrations in October 1998 and continues to be a target at the openings of new stores. Home Depot was featured in a Time magazine article last October that highlighted our company's purchases and sales of old growth wood. Home Depot received at least 75,000 letters and phone calls last year on this topic. Our company received over 1,000 letters last Christmas from children, our future customers, urging us to stop selling old growth wood;

Growing opposition to the sale of old growth wood could have a significant impact on our company's image, profitability, and plans for growth. Home Depot's business and reputation as a good corporate citizen remains at risk until our company implements an effective policy of phasing out the sale of old growth woods;

RESOLVED: *Shareholders request the Board of Directors review Home Depot's policy on phasing out the sale of old-growth woods and issue a report, prepared at reasonable cost and omitting proprietary information, on its policy to shareholders by October 1999.*

We believe that Home Depot can gain competitive advantage in the marketplace by phasing out the sale of old-growth woods and increasing its sales of certified well managed woods.

2. CERES Principles. These principles are the most common environmental resolution voted on today. The CERES principles serve as

part of the socially responsible investment community's response to the Exxon Valdez spill.

WHEREAS WE BELIEVE: Responsible implementation of a sound, credible environmental policy increases long-term shareholder value by raising efficiency, decreasing clean-up costs, reducing litigation, and enhancing public image and product attractiveness; Adherence to public standards for environmental performance gives a company greater public credibility than standards created by industry alone.

For maximum credibility and usefulness, such standards should specifically meet the concerns of investors and other stakeholders; Companies are increasingly being expected by investors to do meaningful, regular, comprehensive and impartial environmental reports. Standardized environmental reports enable investors to compare performance over time. They also attract new investment from investor companies which are environmentally responsible and which seek to minimize risk of environmental liability.

WHEREAS: The Coalition for Environmentally Responsible Economies (CERES) which includes shareholders representatives, and environmental expertsconsulted with corporations to produce the CERES Principles as comprehensive public standards for both environmental performance and reporting. Fifty-one companies, including American Airlines, Sunoco, General Motors, H.B. Fuller, Polaroid, and Bethlehem Steel, have endorsed these principles to demonstrate their commitment to public environmental accountability. Fortune-500 endorsers say that benefits of working with CERES are public credibility, "value-added" for the company's environmental initiatives;

In endorsing the CERES Principles, a company commits to work toward:

1. Protection of the biosphere,	**6. Safe products & services**
2. Sustainable natural resource use	**7. Environmental restoration**
3. Waste reduction and disposal	**8. Informing the public**
4. Energy conservation	**9. Management commitment**
5. Risk reduction,	**10. Audits and reports**

[Full] text of the CERES Principles and accompanying CERES Report Form obtainable from CERES, 11 Arlington Street, Boston, MA 02116, tel: 617/247-0700]. CERES is distinguished from other initiatives for corporate environmental responsibility, in being

(1) a successful model of shareholder relations

(2) a leader in public accountability through standardized environmental reporting; and

(3) a catalyst for significant and measurable environmental improvement within firms.

RESOLVED: *Shareholders request the Company to endorse the CERES Principles as a*

part of its commitment to be publicly accountable for its environmental impact.

Appendix 2. Shareholders holding corporate management accountable

Making a profit -- not sustaining regional and global ecological systems -- drives investment decisions by most institutional and private shareholders. Many shareholders are much more interested in governance and accountability. The resolutions just cited typically receive low votes. Wall Street figures many of them won't benefit profits. Another type of resolution that does receive a high vote involves corporate governance. The so-called "pill" resolution typically wins.

1. Poison Pill

A "poison pill" is a corporate doomsday device that protects a company by threatening to destroy it if a raider begins to acquire it. Also known as shareholder rights plans, "poison pills" originated in the mid-1980s as a device to thwart hostile bidders from purchasing controlling shares of a target company. Essentially, when a bidder reaches a certain threshold of ownership, such as 1%, 5% or 20%, the plan calls for an absurd and essentially fatal transfer of funds or additional stock to the current shareholders. No sane bidder would purchase beyond such a level because the company would become essentially worthless, as would the hostile bidder's own minority stake. Poison pills became anathema to the larger shareholder community and most major institutions wrote voting guidelines that instructed their proxy voting personnel to approve advisory resolutions calling for termination automatically.

Environmental resolutions typically receive low votes. Wall Street figures many of them won't benefit profits. Corporate governance resolutions often receive high votes.

"RESOLVED: *That the Shareholders of Anheuser-Busch Companies, Inc. urge the board of directors to redeem any shareholder rights plan unless the plan is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as possible; and that this policy apply to rights plans which currently exist, and to those that may be considered in the future.*" The shareholder's statement in support of the proposal is as follows:

"SUPPORTING STATEMENT: At any time, Anheuser-Busch's board may adopt a shareholder rights plan commonly known as a 'poison pill.' Shareholders are concerned that rights plans can serve to insulate boards and management from shareholder interests.

"Generally, we believe 'pills' depress a company's stock price and serve to insulate management. As a December 19, 1996 ***New York Times*** article notes, poison pills are not serving their original intention of protecting all shareholders: But if the Board has the

power to suspend the pill for some bidders and not for others, it can then allow a friendly bidder to make a coercive offer while preventing a better offer from another suitor. That's not the way pills are supposed to work.

"For these reasons, we believe the unilateral adoption of this poison pill plan by the Board detracts from our company's broader relationship with its shareholders and harms shareholder value. Therefore, we urge a vote FOR the resolution."

2. Declassifying The Board

Some boards serve for one year; other serve staggered three year terms. This resolution, submitted for Weyerhaeuser's 1996 annual meeting aims for the entire board to face election annually.

"RESOLVED: *That the stockholders of Weyerhaeuser urge that the Board of Directors take the necessary steps to hold annual elections for all directors, and that this change shall be accomplished in a manner that does not affect the unexpired terms of directors previously elected.*"

A "poison pill" is a corporate doomsday device that protects a company by threatening to destroy it if a raider begins to acquire it.

"SUPPORTING STATEMENT. Currently, the Weyerhaeuser is composed of three classes of directors. Only a third of the board faces election each year; each individual director faces election once every three years. I believe that reducing the frequency of director elections reduces the accountability of each director to shareholders. Many shareholders have voiced growing concern about classified boards.

"In the case of the Weyerhaeuser board, I am concerned that management insulation from the long-term interests of shareholders has led the company to adopt counterproductive policies.

"Much of Weyerhaeuser's physical resources stem from a century old contract whose validity apparently requires the abiding and expensive attention of federal and state lobbyists. Such a fragile tether to hard assets may account for the Company's aggressive forest cutting. Having mined extensively its own lands, the Company now bids to cut on national forest property. And again, this initiative turns on the persuasion of lawmakers in state and federal seats of government. First, such aggressive depletion of assets may not serve long-term shareholder interests. Second, shareholders might be served by a more reliable understanding of the company's own claims on the resources it identifies as assets.

Poison pills became anathema to the larger shareholder community.

"I believe a company more attuned to shareholder interests would undertake a more

reasoned and stable approach to asset management. While annual election of directors will not automatically achieve this goal, I believe it is an important first step.

"Therefore, I urge support for this resolution."

3. Independent directors

This resolution, also filed at Anheuser Busch, aims to remove conflicts of interest that might interfere with directors serving shareholders (as oppose to serving management).

"RESOLVED: *The shareholders urge that the board of directors adopt a policy that no board members shall serve if he or she is not an independent director. For these purposes, the board should adopt the following definition of independence to mean a director who:*

- *is not employed by the Company or an affiliate in an executive capacity;*
- *is not a member of a corporation or firm that is one of the Company's paid advisers or consultants;*
- *is not employed by a significant customer or supplier to the Company;*
- *has no personal services contract with the Company or one of it's [sic] affiliates;*
- *is not part of an interlocking directorate in which the CEO or any other executive officer of the Company serves on the board of another corporation that employs the director;*
- *and does not have any personal, financial, and/or professional relationships with the CEO or other executive officer that would interfere with the exercise of independent judgement by such director.*"

The purpose of this proposal is to incorporate a standard of independence that will permit objective decision making on compensation and other issues at Anheuser-Busch. "The current board includes many individuals who do not meet this standard of independence. The section of this proxy statement entitled 'Other Transactions Involving Directors, Officers, and Their Associates' detail the web of relationships. "These include: * Carlos Fernandez, Vice Chairman of the Board of Directors of Grupo Modelo and Diblo, and Chief Executive Officer of Grupo and Modelo, companies in which Anheuser-Busch holds considerable stakes, and is currently in the midst of disputed stock transactions. Mr. Fernandez serves on the Anheuser-Busch board as a representative of the Controlling Shareholders of Diblo. * James B. Orthwein, President and General Manager of Double Eagle Distribution. * Percy J. Orthwein II, Chairman of the Board of Double Eagle Distributing. Both men are the sons of board member James B. Orthwein. In 1997 Double Eagle purchased $38,735,202 of products from Anheuser-Bush [sic] Incorporated. * Steven Knight, a majority owner of City Beverage, L.L.C., is the son of board member Charles F. Knight. In 1997, Anheuser-Busch Incorporated entered into an agreement to acquire the assets of the Kent, Washington wholesalership and then agreed to assign the right to acquire the business to City Beverages, L.L.C. City Beverages L.L.C. paid $5,437,000 of {the} wholesalership. * Director William Webster is a partner at Milbank, Tweed, Hadley & McCoy, which Anheuser-Busch used for legal services in 1997.

"For the above reasons, we urge a vote FOR this resolution."

4. Splitting the Chair and CEO

Many CEOs also serve as the chair of the board. It's a comfortable life. But as the resolution below argues, there are good reasons for splitting these roles between two people. Some CEOs view this proposal as a confidence vote in their management performance. (And they don't like such tests.)

"RESOLVED: *That the shareholders of Anheuser-Busch Companies, Inc. urge the board to take the necessary steps to require that an independent director who was not formerly the chief executive of the company serve as chair of the board.*" The shareholder's statement in support of the proposal is as follows: The board's responsibility in scrutinizing management plans may be reduced when the board chair is also the chief architect of the management plan in his or her capacity as chief executive officer. By requiring that the chair be an independent director, the board may be able to bring to bear more critical review of basic management plans.

"Numerous scholars have called for greater distinction between directors and management. An idea parallel to splitting the Chair and CEO is naming a 'lead' director, an idea championed by attorney Martin Lipton and Harvard Business School Prof. Jay Lorsch. Tyco has such a lead director, Philip Hampton. His role allows 'the Board to operate independently of management,' he explains. Adds Tyco CEO Dennis Kozlowski, 'It's a real good check and balance.'

Many CEOs also serve as the chair of the board. It's a comfortable life. But there are good reasons for splitting these roles between two people.

"Splitting the Chair and CEO, we believe, enhances these advantages through more formal acknowledgement that the board will be led by a non-management officer.

"For these reasons, we urge you to vote FOR this proposal."

5. Executive Compensation

While poison pills and classified boards may attract popular attention, the large sums some CEOs receive have gagged many observers. One of the most galling episodes: when the AT&T CEO received a major bonus in a year he admitted poor management would require a major downsizing. While popular with Main Street, however, such resolutions rarely fare well with Wall Street; Wall Street compensation is even richer. Here's a Teamster-advanced resolution.

"RESOLVED: *That Anheuser-Busch stockholders urge the Board of Directors take the necessary steps to adopt a policy that no executives may cash in on stock options within six months of the announcement of a significant workforce (more than 1% of total workforce) reduction.*" The shareholder's statement in support of the proposal is as follows: "SUPPORTING STATEMENT: Stock options were created to reward good performance. This proposal would help to ensure that options reward real

improvements in performance, rather than short-term stock boosts which are sometimes associated with the announcement of major layoffs.

"While Wall Street may give a temporary boost to stock prices at layoff announcements, there is growing concern that downsizings do not translate into long-term benefits for shareholders. Author Timothy Carpenter likens such layoffs to 'converting your favorite horse to the commodity status of refined glue. Yes, it can be more efficient and profitable, but who or what will replace the horse?'

"A recent 7-year study of 25 large corporations noted that a 10% reduction in employment caused an average of only a 1.5% reduction in operating costs. After three years, the average downsized company's stock was up only 4.7%, compared with a typical increase of 34.4% for similar companies in the same field that didn't reduce staff to the same extent. "As investors with a long-term horizon interested in building our investments into the next century, we believe long-term growth of Anheuser-Busch is served by linking options to long-term company growth, rather than stock market blips that have more to do with the zeitgeist on Wall Street than with the real value of the Company.

"For the above reasons we urge you to vote FOR this proposal."

Here is a resolution advanced by an individual shareholder about compensation at Citigroup:

WHEREAS, increases in CEO compensation continue to dwarf the compensation increases enjoyed by employees. Between 1990 and 1997, CEO cash compensation rose 82% and average total compensation (including stock options) rose 298% to $7,800,000, vastly exceeding the 22% increase in factory wages and S&P earnings growth of 110% (Business Week Survey of Executive Compensation; Bureau of Labor Statistics);

WHEREAS, in 1997, U.S. CEOs earned on average 326 times the average factory workers' pay, a dramatic rise from the 42 times reported in 1980;

WHEREAS, considering executive pay in the global context, U.S. CEOs make on average 1,871 times the average wage of Mexican maquiladora workers ($4,168 a year) and 15,600 times the minimum wage of workers in Vietnam ($500 a year), two of the many countries in which our company does business;

WHEREAS, in 1997 Citigroup's Co-CEO Sanford Weill was the highest paid CEO in the United States receiving $230,725,000 in total compensation. Mr. Weill has been among the top ten highest paid CEOs for the last six years. In each year since 1994 BUSINESS WEEK magazine has rated Mr. Weill as among the top five CEOs who "gave shareholders the least for their pay". Citigroup's other co-CEO, John Reed, has also shown up on lists of highest paid CEOs in recent years;

WHEREAS, during this period of skyrocketing costs in the executive suites, our company's leaders have been aggressively eliminating jobs in the name of cost-cutting and efficiency. Since 1987, Citigroup's predecessor Travelers Corporation cut nearly one-third of its workforce. The merger between Citicorp and Travelers is expected to

eliminate a further 8,000 workers, or 5% of the combined company's workforce;

WHEREAS, growing research on effective organizations stresses the importance of empowering front-line workers, a goal undermined by compensation policies that reward top executives at the expense of workers closest to the customer;

WHEREAS, business leaders and thinkers ranging from J.P. Morgan to Peter Drucker have argued against wide pay gaps within enterprises and called for limits on executive pay based on multiples of worker compensation;

THEREFORE, BE IT RESOLVED, *that shareholders urge the Board of Directors to address the issue of runaway remuneration of CEOs and the widening gap between highest and lowest paid workers by: 1) Establishing a cap on total CEO compensation expressed as a multiple of pay of the lowest paid worker at Citigroup; 2) Preparing a report for shareholders explaining the factors used to determine the appropriate cap.*

Appendix 3. Additional Resources to Help You

If you're going to start with resolutions, here are some resources to help you, listed in alphabetical order.

AS YOU SOW

Conrad McCarron helps steer initiatives through the bleak caverns of Wall Street. McCarron also works for Piper Jaffray, one of those Wall Street firms. (www.asyousow.org, 415.391.3212)

CALPERS

California Public Employee Retirement System (www.calpers.org). They get all the attention for activism and deserve most of it. Their website contains a massive on-line library. Their staff isn't really available for proponents; they're busy running a major pension fund. But their website contains more than you'll ever want to know. (www.calpersgovernance.org/library)

CERES

This investor-environmental alliance sprang from the 1989 Exxon Valdez disaster. The core is known as the Coalition for Environmentally Responsible Economies (CERES) and relies on environmental disclosure. This investor-environmentalist alliance uses the power of share ownership to persuade companies to adopt a set of environmental principles and produce public standardized annual environmental reports. (www.ceres.org) Leader: Robert Kinloch Massie, activist, investor, successful businessperson, Episcopal Minister, historian, published author and the guy I'd like to be when I grow up. The CERES board includes Michele Chan Fishel of Friends of the Earth. (www.ceres.org, 617.247.1700)

COUNCIL FOR INSTITUTIONAL INVESTORS.

The Council for Institutional Investors (CII) (www.cii.org; email: info@cii.org) somewhat cautiously describes that it "was formed to protect the financial interests of its member investors and pension funds. The CII and its member groups are actively involved in studying and promoting good corporate governance." Members include major public funds such as CalPERS, the New York City Employee Retirement System, Wisconsin's state fund, as well as major union funds, including the Teamsters, UNITE, Carpenters, etc. Former California politician Jesse Unruh conceived this alliance of capital bound by public interest. So potent did the concept become that corporations joined the membership ranks, first as observers, and in the last several years, as voting members and even officers.

When CII kicks into a campaign, they can muster more shares than any other single organization. (www.cii.org, 202.822.0800)

FRIENDS OF THE EARTH

Michele Chan-Fishel came relatively recently to the field, but has already established herself as an indispensable authority on the subject. She's also created a website to help you navigate the shareholder resolution process: (www.foe.org/international/shareholder, 202.783.7400)

HITCHOCK, CON,

An intelligent, hard working attorney, Con is a Ralph Nader veteran. By his unassuming manner, you might not realize that he's argued five cases before the Supreme Court and won them all. If you contact him, he may well offer counsel, and he lacks the profit incentive. Avoid exploitation, please, because he does have to make a living. Another hint: he's an emailer. (conh@transact.org)

ICCR

The Interfaith Center on Corporate Responsibility leads the league in activism, success and expertise. Founded in 1971, it includes 250 Protestant, Jewish and Roman Catholic institutional investors that use pension funds and endowments to hold corporations accountable for their effects on society and the environment. They began organizing and filing resolutions on South African Apartheid, community economic development and global finance, environment, equality, international issues, health and militarism.

Father Tim Smith, originally a Canadian, has toiled in the vineyards of shareholder activism for decades. Combining thoughtfulness with practicality, he may have achieved more corporate reform than any other individual. He deserves the Nobel Peace Prize. (www.domini.com/ICCR, 212.870.2295)

IRRC:

This brain trust of shareholder resolutions was created when South Africa activists with

divestment proposals besieged universities. Their clients range from shareholding voters, to corporations fielding the resolutions, so they are at once "in the know" and at the same time bound by declared impartiality. You understand. They charge for their services, but the friendly staff, also relatively innocent to the profit motive, often offer keen information and insights. (www.irrc.org, 202.833.0700)

NAYLOR, BARTLETT

Consultant, former director of Teamsters Corporate Affairs Office, former Chief of Investigations, U.S. Senate Banking Committee. A book I'm trying to finish: "The Almighty Dollar: A Millennium History of Christian Thinking about Business." Email: bartnaylor@aol.com.

NORTHWEST CORPORATE ACCOUNTABILITY PROJECT

David E. Ortman gives step-by-step information on the shareholder resolution process on the web at http://www.scn.org/earth/wum/2Whatsr.htm and he guides you through the maze of U.S. Securities and Exchange Commission regulations at http://www.scn.org/earth/wum/3SEC.htm

ROSE FOUNDATION

This relatively small shop that packed a major wallop at MAXXAM, the big Texas firm that took Pacific Lumber from the top of the Sierra Club ratings to the other side. Jill Ratner, Tim Little and Carla Din spearhead the effort. (510.658.0702)

SOCIAL INVESTMENT FORUM

The Social Investment Forum describes itself as a national nonprofit membership organization promoting the concept, practice and growth of socially responsible investing. (www.socialinvest.org, 202.872.5319)



The Spokesman-Review, *October 20, 1995. Copyright 1995,*The Spokesman-Review.
*Used with permission of*The Spokesman-Review.

What You Can Do!

- See the Railroads & Clearcuts Campaign shareholder activism web page: www.landgrant.org/shareholder.html See what stocks are currently held by participating activists investors. You can post here what shares you own that can benefit from reforms through shareholder resolutions.

- Contact the *Railroads & Clearcuts Campaign*, www.landgrant.org, 509.838.4912, for seminars on capital strategies.

- File your own shareholder resolution - using the this guide and the helpful people and resources cited.

S. 517 Division, Spokane, WA 99202-1365
Phone: 509.838.4912 · Fax: 509.838.5155

Email: tlc@landscouncil.org
Internet: www.landscouncil.org

The Lands Council is a non-profit organization dedicated to the transition of the greater Columbia River ecosystem from resource exploitation to long-term community and biological sustainability

All contributions are tax deductible

Emil Rossi
P.O. Box 249
Boonville, CA 95415

FX: 817/352-7100
FX: 817/333-2377
PH: 817/333-2000
Email: investor.relations@bnsf.com

Mr. Robert D. Krebs
Chairman of the Board
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive, 2nd Floor
Fort Worth, TX 76131

Dear Mr. Krebs and Directors of Burlington Northern Santa Fe Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is appreciated.

Sincerely,

Emil Rossi — Oct 22 2001
Emil Rossi — Date
Record Holder
Burlington Northern Santa Fe Corporation

cc:
Marsha Morgan
Secretary
FX: 817/352-7171

RECEIVED TIMEOCT. 25. 1:44AM PRINT TIMEOCT. 25. 1:46AM

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm* & *www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from

RECEIVED TIMEOCT. 25. 1:44AM PRINT TIMEOCT. 25. 1:46AM

shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 12, 2001

The proposal urges the board to solicit shareholder approval for rights plans.

We are unable to concur in your view that BNSF may exclude the entire proposal under Rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to:

- delete the statement in the second sentence of the first paragraph beginning, "In the space . . ." and ending ". . . did execute recently;"
- delete the second and third sentences of the third paragraph beginning, "Shareholders may face . . ." and ending ". . . environmental protection requirement"; and
- delete the fourth paragraph beginning, "Such insulation from . . ." and ending ". . . their bottom line."

Accordingly, we will not recommend any enforcement action to the Commission if the BNSF omits only these portions of the supporting statement from its proxy materials in reliance on Rule 14a-8(i)(3).

We are unable to concur in your view that BNSF may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that BNSF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that BNSF may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that BNSF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor